Exhibit 2.2

Execution Version

STOCK PURCHASE AGREEMENT

by and among

SANA BIOTECHNOLOGY, INC.,

CYTOCARDIA, INC.,

each of the stockholders of Cytocardia, Inc.,

and

Scott Thies, as Sellers’ Representative,

dated as of

November 12, 2019

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Section 3.1	Several Seller Representations	35

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 4.1	Organization	36
Section 4.2	Authority Relative to this Agreement	36
Section 4.3	Litigation	36
Section 4.4	Conflicts; Consents of Third Parties	36

ARTICLE V

COVENANTS OF THE COMPANY AND THE SELLERS

Section 5.1	Conduct of Business of the Company	37
Section 5.2	Access	38
Section 5.3	No Solicitation of Competing Transaction	38
Section 5.4	Third Party Consents; Notices; Terminations	39
Section 5.5	280G Waivers and Consent.	40
Section 5.6	Repayment of Indebtedness; Acquisition Expenses	40
Section 5.7	FIRPTA Certificate	40
Section 5.8	State Takeover Statutes	41
Section 5.9	All Commercially Reasonable Efforts	41

ARTICLE VI

OTHER COVENANTS

Section 6.1	Confidentiality; Public Disclosure	41
Section 6.2	Notification of Certain Matters	42
Section 6.3	Tax Matters	42
Section 6.4	Cooperation and Assistance	44
Section 6.5	Indemnification of Company Board and Officers	44
Section 6.6	Rockefeller License	44

ARTICLE VII

CONDITIONS

Section 7.1	Conditions of Obligations of the Sellers	44
Section 7.2	Conditions of Obligations of Purchaser	45

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Exhibits

Exhibit A – Form Restrictive Covenants Agreement

Exhibit B – Form of 280G Waiver and Consent

Exhibit C – Form of FIRPTA Certificate

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Schedules

Schedule A-1 – Key Employees

Schedule A-2 – Key Consultants

Schedule A-3 – Persons Subject to Restrictive Covenants Agreements

Schedule 1.2(a)(iii) – Pro Rata Percentage

Schedule 1.5 – Spreadsheet

Schedule 1.8(a)(iv) – Company Pluripotent Stem Cell Technology

Schedule 1.8(a)(vi) – Minimum Service Commitments

Schedule 1.9(b)(i)(B) – Identified Cell-lines

Schedule 1.9(b)(i)(C) – Identified Earn-Out Product Data

Schedule 5.4 – Third Party Consents, Notices and Terminations (Covenant)

Schedule 7.2(d)(ii) – Third Party Consents, Notices and Terminations – Conditions to Closing

Schedule 9.1(a)(viii) – Designated Matters

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of November 12, 2019, is by and among Sana Biotechnology, Inc., a Delaware corporation (“Purchaser”), Cytocardia, Inc., a Delaware corporation (the “Company”), each of the stockholders of the Company (the “Sellers”), and Scott Thies, solely in his capacity as representative of the Sellers (the “Sellers’ Representative”).

RECITALS

WHEREAS, the boards of directors of each of Purchaser and the Company have determined that it is advisable and in the best interests of the respective companies and their respective stockholders, as applicable, that Purchaser acquire the Company by the purchase of all outstanding capital stock of the Company (the “Acquisition”) upon the terms and subject to the conditions set forth herein and, in furtherance thereof, have approved this Agreement and the transactions contemplated hereby;

WHEREAS, each of the Sellers has approved, and deems it advisable and in the best interests of such Seller to consummate, the Acquisition and concurrently with the execution and delivery of this Agreement, the spouses of each of the Stockholders has delivered a spousal consent in the form provided by Purchaser (the “Spousal Consents”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Purchaser to enter into this Agreement: (i) each of the Persons set forth on Schedule A-1 hereto (collectively, the “Key Employees”) has entered into an at-will employment arrangement with Purchaser or a subsidiary thereof pursuant to his or her execution of an offer letter (each an “Offer Letter”) and a proprietary rights agreement (each a “Proprietary Rights Agreement”), in each case, in the form provided by Purchaser; (ii) each of the Persons set forth on Schedule A-2 hereto (collectively, the “Key Consultants”) has entered a consulting agreement with Purchaser or a subsidiary thereof, in the form provided by Purchaser, to be effective as of the Closing (the “Consulting Agreements”); and (iii) each of the Persons set forth on Schedule A-3 has executed and delivered a restrictive covenants agreement in substantially the form attached hereto as Exhibit A (each a “Restrictive Covenants Agreement”), which agreements shall become effective only at the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Sale and Transfer of Shares. Subject to the terms and conditions of this Agreement, at the Closing each Stockholder shall sell, convey, assign, transfer and deliver to Purchaser the number of shares of Outstanding Common Stock set forth opposite such Stockholder’s name on the Spreadsheet (the “Shares”), free and clear of all Liens.

Section 1.2 Purchase Price.

(a) Definitions.

(i) “Base Purchase Price” means eight million dollars ($8,000,000).

(ii) “Closing Consideration” means (A) the Base Purchase Price, minus (B) the Estimated Indebtedness and Estimated Acquisition Expenses, minus (C) the Holdback Amount.

(iii) “Pro Rata Percentage” means, with respect to each Seller, the percentage set forth opposite such Seller’s name on Schedule 1.2(a)(iii) hereto with respect to the Closing Consideration, any amount released from the Holdback or the applicable Earn-Out Payment, as the case may be.

(iv) “Purchase Price” means the aggregate consideration payable to the Sellers pursuant to this Agreement.

(b) Subject to the terms and conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of all of the Outstanding Common Stock, Purchaser shall pay to each of the Sellers (i) an amount in cash at the Closing equal to such Seller’s Pro Rata Percentage of the Closing Consideration, plus (ii) such Seller’s Pro Rata Percentage of any amount released from the Holdback, in accordance with Section 1.3 and Section 8.6(e), plus (iii) such Seller’s Pro Rata Percentage of any Earn-Out Payment (as defined below) that becomes due and payable pursuant to Section 1.8 in accordance with the terms thereof.

Section 1.3 Holdback. An amount equal to one million two hundred thousand dollars ($1,200,000) (the “Holdback Amount”) shall be withheld from the Purchase Price as partial security for the indemnification obligations of the Sellers pursuant to Article IX of this Agreement. Any undistributed portion of the Holdback Amount shall accrue interest at the rate of 3% annually (the Holdback Amount, together with such interest, the “Holdback”). Within ten (10) Business Days after the end of the fifteen (15) month period beginning on the Closing Date (the “Holdback Release Date”), Purchaser shall cause the Holdback Release Amount, if any, to be released from the holdback and distributed to the Sellers in accordance with their respective Pro Rata Percentage. Within ten (10) Business Days after final resolution of each Unresolved Claim, Purchaser shall cause the applicable portion of the Retained Amount that was retained in respect of such Unresolved Claim and that is not paid or payable to Purchaser in respect of such Unresolved Claim or payable to Purchaser in respect of any other Unresolved Claim, if any, to be released from the Holdback and distributed to the Sellers in accordance with their respective Pro Rata Percentage.

Section 1.4 The Closing. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., Pacific time, on a date to be specified by the parties, which shall be no later than the fifth (5th) Business Day after satisfaction or waiver of all of the conditions set forth in Article VII of this Agreement (the “Closing Date”), at Woodside Counsel, P.C., 203 Redwood Shores Parkway, Suite 610, Redwood Shores, CA 94065, unless another time, date or place is agreed to in writing by Purchaser and the Company.

Section 1.5 Spreadsheet.

(a) Attached hereto as Schedule 1.5 is a spreadsheet (the “Spreadsheet”), which includes with respect to each Seller: (i) such Seller’s name, address and email address; (ii) the number, class and series of shares of Company Capital Stock held by such Person and the name of any Person with any community or marital property interest therein; (iii) the respective certificate number(s) representing such shares; (iv) the respective date(s) of acquisition of such shares; (v) the portion of the Purchase Price to be paid to such Seller at the Closing; (vi) whether any Taxes are required to be withheld from the Purchase Price payable to such Seller (but not the amount of Tax withholding required; and assuming for this purpose that (A) the Company delivers the FIRPTA Certificate in accordance with Section 4.6, and (B) each Seller delivers an IRS Form W-9 or the appropriate series of IRS Form W-8, or another exemption applies, such that no withholding is required pursuant to Section 3406 of the Code); and (vii) such other information as Purchaser may reasonably request.

(b) Not later than three (3) Business Days prior to the Closing Date, the Company will prepare and deliver to Purchaser (i) an estimated schedule of all Liabilities of the Company as of the close of business on the day immediately preceding the Closing Date (the “Estimated Closing Date Schedule”) including the Company’s good faith estimate of (A) the amount of Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing (the “Estimated Indebtedness”) and (B) the total Acquisition Expenses (the “Estimated Acquisition Expenses”). The Estimated Closing Date Schedule will be prepared in good faith in accordance with this Section 1.5 and will be subject to Purchaser’s review, comment and approval. The Estimated Closing Date Schedule will be accompanied by all relevant backup materials and schedules reasonably requested by Purchaser, including final invoices for all Acquisition Expenses and written payment instructions for all Indebtedness, Acquisition Expenses and Closing Consideration.

(c) Not less than three (3) Business Days prior to the Closing Date the Company will prepare and deliver to Purchaser, in a form reasonably acceptable to Purchaser, an updated Spreadsheet that reflects any changes permitted by this Agreement, including any changes to the Closing Consideration or the portion thereof payable to the Sellers as a result of changes in the Estimated Indebtedness or Estimated Acquisition Expenses. The Company will cause the Spreadsheet to be certified as true, complete and correct by the President of the Company (such certification, the “Spreadsheet Certificate”).

Section 1.6 Tax Withholding(a) . Purchaser or Purchaser’s agent will be entitled to deduct and withhold from the Purchase Price, or any other payment otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted and withheld under any provision of Federal, state, local or foreign Tax Law and to request any necessary tax forms or information, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, and to share such forms with Purchaser, its Affiliates and the Purchaser’s agent. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 1.7 Transfer Taxes. The Sellers will pay any transfer, documentary, sales, use, stamp, registration, and other such Taxes and any conveyance fees, recording charges and other fees and charges arising out of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) as and when due; provided, however, that if any Purchase Price is to be issued to any Person(s) other than the registered holder(s) of a surrendered Certificate, it shall be a condition of the issuance and delivery of such consideration that the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such Person(s)) payable on account of the transfer (or transfers) of the surrendered stock shall be delivered to Purchaser by the registered holder(s) or such other Person(s) to whom the payment will be delivered or satisfactory evidence of the payment of such taxes or non-applicability thereof will be submitted to Purchaser before such Purchase Price will be issued or paid. In no event shall Purchaser or the Company bear any of the Taxes listed in the previous sentence or any other Tax imposed in connection with any Seller’s receipt of Purchase Price, or other payment otherwise payable pursuant to this Agreement, to which such Seller is entitled.

Section 1.8 Earn-Out

(a) Certain Definitions.

(i) “Annual Net Sales” means Net Sales during any twelve-month period commencing on January 1 and ending on December 31 of any year during the Commercial Milestone Period.

(ii) “Commercial Milestone Period” means the period beginning on the date of realization of the Approval Milestone and ending on December 31 of the year in which the ten (10) year anniversary of realization of the Approval Milestone occurs.

(iii) “Commercially Reasonable Efforts” shall mean the efforts and resources, consistent with the exercise of prudent scientific and business judgment and its normal business practices, that Purchaser would expend for a research program or product candidate, as applicable, owned or licensed by it with similar commercial and development potential and at a similar stage of development or commercialization, taking into consideration, among such other things as Purchaser deems necessary or appropriate in its discretion, complexity of development, safety and efficacy, product profile, the competitiveness of alternative products, regulatory concerns, potential market and market size, proprietary position and potential profitability.

(iv) “Company Pluripotent Stem Cell Technology” means any and all proprietary Company Intellectual Property that is (a) owned by or licensed to the Company immediately prior to and immediately following the Closing, including, but not limited to, the Company Intellectual Property set forth on Schedule 1.8(a)(iv), but excluding any knowhow that has been or becomes published or is or becomes publicly available, and (b) directed to pluripotent stem cell derived cardiac technology, and/or to the use of pluripotent stem cell derived cardiac technology in human heart cell regeneration.

(v) “Earn-Out Payment” means the IND Milestone Payment, POC Milestone Payment, the Approval Milestone Payment or any Commercial Milestone Payment, as applicable.

(vi) “Earn-Out Product” means any therapeutic product for human heart cell regeneration developed by or on behalf of Purchaser or any of its Subsidiaries that uses, contains, or incorporates and is materially dependent upon Company Pluripotent Stem Cell Technology. The parties acknowledge and agree that Schedule 1.8(a)(iv) may not be a complete summary of the Company Pluripotent Stem Cell Technology. Accordingly, so long as Dr. Charles Murry is an employee or consultant of Purchaser in good standing and has provided services to the Purchaser continuously since the Closing at or in excess of the minimum services commitments set forth on Schedule 1.8(a)(vi) at the time an investigational new drug application is filed by Purchaser or any of its Subsidiaries with the FDA or the European Medicines Agency for any therapeutic product for human heart cell regeneration developed by or on behalf of Purchaser or any of its Subsidiaries that uses, contains, or incorporates any Company Pluripotent Stem Cell Technology, then such product shall be deemed an Earn-Out Product.

(vii) “Licensees” with respect to Purchaser means any third party to whom Purchaser has granted authority to develop or sell any Earn-Out Product, including any licensee or sublicensee, but shall exclude any third party contractor (e.g., manufacturer, contract research organization, distributor, etc.) that performs activities on behalf of Purchaser. “Licensees” with respect to Assignee shall have the same meaning as set forth above, provided, that references to “Purchaser” shall refer instead to Assignee and references to “Earn-Out Products” shall refer instead to Royalty Products.

(viii) “Milestone” means the IND Milestone, the POC Milestone, the Approval Milestone or any Commercial Milestone, as applicable.

(ix) “Net Sales” with respect to Earn-Out Products means the amount invoiced by Purchaser, its Subsidiaries, parent company or Licensees for the sale of such Earn-Out Products in the ordinary course of business less the following: (a) sales returns and allowances actually paid, granted or accrued on such Earn-Out Products, including trade, quantity, prompt pay and cash discounts, and any other similar adjustments, including those granted on account of price adjustments or billing errors; (b) all credits, reserves or allowances given or made for rejection, return, recall of, and for uncollectible amounts (net of any amounts subsequently collected) on such Earn-Out Products, or for rebates or retroactive price reductions; (c) taxes, duties or other governmental charges (other than income tax) levied on the production, sale, transportation, delivery, or use of such Earn-Out Products; (d) charges for freight, transport, packing, handling, customs, and insurance related to the sale and distribution of such Earn-Out Products; and (e) wholesaler, distributor and product administration fees related to the Earn-Out Products; provided, that Net Sales shall not include any amounts due and payable or otherwise received for such products utilized for clinical trials or provided without charge for education, compassionate use or other non-commercial purposes. “Net Sales” with respect to Royalty Products shall have the same meaning as set forth above, provided, that references to “Purchaser, its Subsidiaries, parent company or Licensees” shall refer instead to Assignee, its Subsidiaries, parent company or Licensees, references to “Purchaser or a Subsidiary of Purchaser” shall refer instead to Assignee or a Subsidiary of Assignee, references to “Purchaser” shall refer instead to Assignee, and references to “Earn-Out Products” shall refer instead to Royalty Products.

(x) “Phase II Clinical Trial” means a human clinical trial of a cellular therapy product in the United States that satisfies the requirements of U.S. 21 C.F.R. Part 312.21(b) and is intended to generate evidence of clinical safety and effectiveness for a particular indication or indications in a target patient population. For clarity, if a portion of a Phase I/II clinical trial, or a portion of a Phase II/III clinical trial, meets the requirements of the definition of a Phase II Clinical Trial set forth above, such portion (and only such portion) will also be considered a Phase II Clinical Trial for the purposes of this Agreement. A patient in any such Phase I/II clinical trial or Phase II/III clinical trial will only be considered treated as part of a Phase II Clinical Trial if such patient was treated as part of the portion of such clinical trial that satisfies the requirements of the definition of a Phase II Clinical Trial set forth above.

(b) Development Milestones. Subject to the limitations of this Agreement, the Sellers shall be entitled to receive from Purchaser payments of additional cash amounts based on realization after the Closing Date of the Development Milestones set forth below.

(i) IND Milestone. Upon the acceptance of an investigational new drug application, as defined in 21 C.F.R. § 312.3, filed by Purchaser or any of its Subsidiaries or Licensees with the FDA for an Earn-Out Product (wherein “acceptance” means that a clinical study in humans may be initiated based on such investigational new drug application) prior to the ten (10) year anniversary of the Closing Date (the “IND Milestone Date”), Purchaser shall pay to the Sellers eight million dollars ($8,000,000) (the “IND Milestone Payment”) in accordance with this Section 1.8.

(ii) POC Milestone. Upon treatment of a human patient with an Earn-Out Product in a Phase II Clinical Trial by Purchaser or any of its Subsidiaries or Licensees prior to the ten (10) year anniversary of the Closing Date (the “POC Milestone”), Purchaser shall pay to the Sellers seventeen million dollars ($17,000,000) (the “POC Milestone Payment”) in accordance with this Section 1.8.

(iii) Approval Milestone. Upon receipt of the first approval by the FDA or the European Medicines Agency of the marketing and sale by Purchaser or any of its Subsidiaries or Licensees of an Earn-Out Product in the United States, France, Germany, Italy, Spain or the United Kingdom prior to the fifteen (15) year anniversary of the Closing Date (the “Approval Milestone” and, together with the IND Milestone and the POC Milestone, the “Development Milestones”), Purchaser shall pay to the Sellers fifty million dollars ($50,000,000) (the “Approval Milestone Payment” and, together with the IND Milestone Payment and the POC Milestone Payment, the “Development Milestone Payments”) in accordance with this Section 1.8.

(iv) Purchaser shall notify the Sellers’ Representative in writing of the occurrence of any Development Milestone within thirty (30) days of such occurrence. Within ten (10) Business Days after notification by Purchaser to the Seller’s Representative of the realization of such Development Milestone as provided herein, Purchaser shall pay or cause to be paid the applicable Development Milestone Payment to the Sellers in accordance with Section 1.2(b). Purchaser shall not be required to make more than one IND Milestone Payment, more than one POC Milestone Payment, or more than one Approval Milestone Payment.

(v) Following the Closing, Purchaser shall use Commercially Reasonable Efforts to achieve the IND Milestone and the POC Milestone prior to the ten (10) year anniversary of the Closing Date and the Approval Milestone prior to the fifteen (15) year anniversary of the Closing Date.

(vi) Notwithstanding the foregoing, Purchaser’s obligations under Section 1.8(b)(v) to use Commercially Reasonable Efforts shall be deemed to have been satisfied and shall terminate once Purchaser, its parent company, and its Subsidiaries have spent, directly or indirectly, an aggregate of fifty million dollars ($50,000,000) towards achieving the Development Milestones for the Earn-Out Product(s).

(c) Commercial Milestones. Subject to the limitations of this Agreement, if the Approval Milestone is realized prior to the fifteen (15) year anniversary of the Closing Date, the Sellers shall be entitled to receive from Purchaser payments of additional cash amounts based on qualifying sales, if any, of Earn-Out Products during the Commercial Milestone Period, as follows.

(i) Purchaser shall pay to the Sellers the amount set forth below opposite the applicable Commercial Milestone (each a “Commercial Milestone Payment”) for the first period in which Annual Net Sales of Earn-Out Products equal or exceed any of the applicable thresholds set forth below (each a “Commercial Milestone”).

Commercial Milestone – Annual Net Sales	Commercial Milestone Payment
One hundred million dollars ($100,000,000)	Five million dollars ($5,000,000)
Two hundred fifty million dollars ($250,000,000)	Ten million dollars ($10,000,000)
Five hundred million dollars ($500,000,000)	Twenty million dollars ($20,000,000)
One billion dollars ($1,000,000,000)	Thirty million dollars ($30,000,000)

(ii) Within sixty (60) days after the end of each calendar year during the Commercial Milestone Period, Purchaser shall deliver to the Sellers’ Representative a statement (each such statement, an “Earn-Out Statement”) indicating in reasonable detail the amount of Annual Net Sales for the preceding calendar year; provided, however, that such reporting obligations shall cease after delivery of the Earn-Out Statement for the year in which the Earn-Out Period ends. If one or more of the Commercial Milestones is realized for such calendar year, Purchaser shall, within ten (10) Business Days after delivery of the Earn-Out Statement, pay or cause to be paid the applicable Commercial Milestone Payment or Commercial Milestone Payments to the Sellers in accordance with Section 1.2(b).

(iii) Notwithstanding the foregoing, Purchaser (A) shall not be required to make more than one Commercial Milestone Payment with respect to any Commercial Milestone even if such Commercial Milestone is again realized in a subsequent annual period, and (B) shall not be required to make Commercial Milestone Payments in excess of sixty-five million dollars ($65,000,000) in the aggregate.

(iv) Notwithstanding the foregoing, Net Sales shall not include (A) any amounts due and payable or otherwise received in connection with any sale, license, transfer or other disposition of assets by Purchaser, its Subsidiaries, parent company or Licensees to a third party, where a portion of such assets includes the Earn-Out Products; (B) any amounts due and payable or otherwise received in connection with any acquisition of Purchaser, its Subsidiaries, parent company or Licensees that includes the acquisition of the Earn-Out Products; or (C) any consideration received from a third party in connection with research and development of the Earn-Out Products, investment or partnering of Purchaser, its Subsidiaries, parent company or Licensees, other than, in each of clauses (A) through (C), amounts or consideration received for sales of Earn-Out Products in the ordinary course of business.

(d) Miscellaneous.

(i) Purchaser shall maintain, and shall cause its Subsidiaries and Licensees to maintain, reasonable documentation, consistent with Purchaser’s customary practices, regarding development activities relating to the efforts undertaken to achieve the Milestones. In addition, until the earliest of (A) such time as all Milestone Consideration has been paid by Purchaser pursuant to this Section 1.8, (B) either (1) if the Approval Milestone is realized on or prior to the fifteen (15) year anniversary of the Closing Date, the end of the Commercial Milestone Period, or (2) otherwise, the fifteen (15) year anniversary of the Closing Date, or (C) a Termination Decision (the “Earn-Out Period”), if the Sellers’ Representative requests in writing a meeting with representatives of Purchaser to discuss the status of the Milestones, Purchaser shall make available for such a meeting to be held in Purchaser’s offices at such date and time as shall be mutually agreed upon by Purchaser and the Sellers’ Representative one or more representatives of Purchaser (as determined by Purchaser) (each such person, a “Purchaser Milestone Representative”). The Sellers’ Representative may not request more than two (2) meetings with Purchaser in any twelve (12) month period. In the absence of a written request by the Sellers’ Representative for such a meeting, Purchaser shall not have any further obligations to hold any such meeting. Any information disclosed in such meeting shall be subject to Section 6.1 hereof.

(ii) If Purchaser sells the Company or sells or exclusively licenses all or substantially all of the assets of the Company during the Earn-Out Period, Purchaser shall provide the Sellers’ Representative written notice of such transaction and cause the acquirer to agree in writing (A) to fulfill Purchaser’s obligations pursuant to this Section 1.8 with respect to any Earn-Out Product acquired by such Person in connection with such transaction and (B) to fulfill Purchaser’s obligations pursuant to Section 1.9. Purchaser and its Subsidiaries, including the Company, shall not, directly or through one or more intermediaries (i.e., whether through one or more assignments, one or more levels of licenses and/or sublicenses, any combination thereof or otherwise), otherwise license, sublicense, assign or transfer the Company Intellectual Property to any Person other than Purchaser or Purchaser’s Affiliates unless Purchaser remains ultimately responsible for the payment of all applicable Earn-Out Payments if and as they become due and owing.

(iii) If the Sellers’ Representative in good faith believes that Purchaser has breached its obligations under this Section 1.8 or Section 1.9 below, then the Sellers’ Representative may provide Purchaser with written notice thereof, which notice shall specify the alleged breach. If such notice is given, the Purchaser shall designate one or more Purchaser representatives to meet with the Sellers’ Representative (in person at Purchaser’s offices or by telephone) within fifteen (15) Business Days from the date of such notice to address the Sellers’ Representative’s belief that Purchaser has breached its obligations under this Section 1.8 or Section 1.9 below. In the event that the Sellers’ Representative and the Purchaser representatives are unable to resolve the Sellers’ Representative’s claim of the alleged breach by (A) the date that is one hundred twenty (120) days after such meeting, or (B) the date that is one hundred fifty (150) days after the written notice from the Sellers’ Representative to Purchaser of the alleged material breach if no meeting (whether in person or by telephone) has been held by such date, then the Sellers’ Representative may pursue any available remedies, unless Purchaser and the Sellers’ Representative mutually agree to an extension to the foregoing time periods or Purchaser has cured (or caused to be cured) any applicable breach within such time period.

(iv) The parties acknowledge and agree that Purchaser’s or the Company’s achievement of the Milestones are material factors in determining the valuation of the Company by Purchaser.

(v) The right of the Sellers to receive any portion of any Earn-Out Payment: (A) is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon each such Person only the rights of a general unsecured creditor under applicable state Law), (B) will not be represented by any form of certificate or instrument, (C) is not redeemable, and (D) may not be sold, assigned, gifted, conveyed, transferred or otherwise disposed of other than by operation of law (each, for purposes of this Section 1.8, a “Transfer”) and any purported Transfer in violation of this clause shall be null and void. Nothing in this Section 1.8 shall (A) create any employment right or entitlement of any Person that is an employee of the Company prior to the Closing Date, or any Person that is an employee of Purchaser after the Closing Date; (B) represent an ownership interest in Purchaser; or (C) create any fiduciary duty on the part of Purchaser to any Person with respect to any Earn-Out Payment.

(vi) Subject to Section 9.6(f) hereof, any Earn-Out Payment that is payable to the Sellers shall be reduced by the Offset Amount (as defined below), if any, as of the date immediately prior to the payment date of the Earn-Out Payment.

Section 1.9 Assignment Transaction; Right of First Negotiation.

(a) Notice of Termination Decision. If Purchaser’s board of directors affirmatively determines in its discretion to terminate and abandon all development activities with respect to all Earn-Out Products prior to the earlier of (i) such time as all Development Milestone Payments have been paid by Purchaser pursuant to Section 1.8, and (ii) the fifteen (15) year anniversary of the Closing Date (such decision, a “Termination Decision”), Purchaser shall promptly thereafter send written notice thereof to the Sellers’ Representative together with an explanation of the reasons for such cessation of activities and why Purchaser has determined that such cessation is consistent with its obligation to use Commercially Reasonable Efforts as required under Section 1.8(b)(iv). If the Sellers’ Representative desires to assume the assets and related liabilities described in clause (b) below pursuant to the terms thereof (the “Assignment Election”), or to exercise a right of first negotiation pursuant to clause (c) below (the “Negotiation Election”), the Sellers’ Representative shall deliver written notice of his election to do so to the Purchaser within twenty (20) Business Days after receipt of notice of the Termination Decision. If the Sellers’ Representative does not provide either such notice within such period, then Purchaser shall have no further obligation with respect to this Section 1.9. As used in Section 1.9(b) below only, the term “Assignor” means the Purchaser, as assignor; the term “Assignee” means the Sellers’ Representative or his designated assignee (for the benefit of the Sellers), as assignee; and the term “Assignment Transaction” means the transfer of the Assigned Assets (as defined below), the assumption of the Assumed Liabilities (as defined below) and the license of the Licensed Assets (as defined below).

(b) Assignment of Assets and Assumption of Liabilities. Subject to the limitations and conditions herein, following receipt of an Assignment Election, the Assignor and Assignee agree to incorporate the following terms and conditions into definitive agreements that effect the Assignment Transaction (the “Definitive Agreements”):

(i) Assigned Assets. Assignor shall transfer and assign to Assignee all of Assignor’s right, title and interest, if any, in or to the following assets (the “Assigned Assets”):

(A) the UW License (to the extent not terminated), including the rights of Assignor, if any, thereunder to all Licensed Know-How, Licensed Clinical Trial Information and Licensed Program Materials (as defined therein);

(B) the Rockefeller License, if executed, and the Material Transfer Agreement, dated as of the Closing Date, between the University of Washington and Purchaser (the “UW MTA”), including the rights of Assignor and Assignee, if any, thereunder to the original, existing cell-lines set forth on Schedule 1.9(b)(i)(B) (the “Identified Cell-lines”) and any cell-lines derived therefrom that are modified to enhance cardiac engraftment or improve arrhythmia and that are solely related to and useful only in connection with any Identified Earn-Out Product; provided, however, that the foregoing shall exclude, and Assignor may retain any rights pursuant to such agreements in or related to, any cell-lines derived from the Identified Cell-lines that are not solely related to and useful only in connection with any Identified Earn-Out Product;

(C) any Registered Intellectual Property that is solely related to and useful only in connection with one or more “Identified Earn-Out Products,” which for purposes of this Agreement shall mean any Earn-Out Product (i) for which an investigational new drug application has been filed by Purchaser or any of its Subsidiaries with the FDA or foreign equivalent or (ii) for which Purchaser or any of its Subsidiaries have demonstrated intervention resulting in twenty percent (20%) increase in graft size, twenty percent (20%) reduction in amount of time in engraftment arrhythmia (premature ventricular contractions, accelerated idioventricular rhythm, ventricular tachycardia or ventricular fibrillation), or twenty percent (20%) reduction in the rate of engraftment arrhythmia, in each case (a) in a relevant pig or non-human primate model and (b) relative to the best data generated by Dr. Charles Murry’s lab in pig or nonhuman primate model with current best practice methods for production of stem cell-derived cardiomyocyte product on the date of this Agreement, as set forth on Schedule 1.9(b)(i)(C).

(D) all regulatory filings, regulatory approvals and written correspondence with the FDA or other applicable Regulatory Authorities with respect thereto (“Regulatory Filings”) that are solely related to and useful only with respect to any Identified Earn-Out Product; and

(E) all data generated by or on behalf of Assignor in the development of any Identified Earn-Out Product that is solely related to and useful only with respect to any Identified Earn-Out Product (the “Assigned Data”).

Notwithstanding the foregoing, the Assigned Assets shall not include (1) any assets purchased, acquired or in-licensed by Assignor after the Closing, or (2) any assets of any licensor, partner, acquirer, Affiliate (other than a wholly owned Subsidiary of Assignor) or parent entity of Assignor, other than assignment of the Rockefeller License and the UW MTA pursuant to clause (B) above; provided such assets were not transferred to such entity by Assignor for the purpose of avoiding its obligations hereunder.

The foregoing assignment shall be made on an “as is” basis, without representation or warranty from the Assignor of any type, whether express or implied, including the sufficiency of the Acquired Assets for any purposes, or any implied warranty of merchantability, fitness for a particular purposes or non-infringement. The Assigned Assets shall be subject to any and all joint ownership rights or obligations, licenses or other Liens of Assignor relating to the Assigned Assets as in effect at the time of the Assignment Transaction. The Assigned Assets shall not include the transfer of any asset or any interest therein which Assignor is unable to effect unilaterally, except to the extent such consent is expressly obtained, as provided below.

(ii) Assumed Liabilities. Assignee shall agree to assume and become liable for, and to pay, perform and discharge as and when due, all Liabilities (whether known or unknown, vested or unvested, asserted or unasserted, absolute or contingent, accrued or unaccrued, assessed or unassessed, actual or potential, and due or to become due), arising from or related to the Assigned Assets, including covenants, payments, premiums, penalties or obligations (collectively, the “Assumed Liabilities”). The Assumed Liabilities shall exclude any Liabilities arising from the conduct of the business related to the Assigned Assets prior to the closing of the Assignment Transactions other than any Liabilities that pre-date such closing but become due and payable or arise as a result of the conduct of the business related to the Assigned Assets thereafter and are disclosed to Assignee prior to closing (the “Excluded Liabilities”), including, without limitation, additional payment or royalty obligations that thereafter become due and payable to the University of Washington under the UW License, to the Rockefeller University under any license relating to the Identified Cell-lines, or under any other contract or license of Assignor that is assigned or transferred to Assignee.

(iii) Licensed Assets. Assignor shall agree to license to Assignee on a non-exclusive basis under Assignor’s right and interest, if any, in or to the following assets, other than any Manufacturing-Relating Assets, solely for use in the field of therapeutic products for human heart cell regeneration:

(A) any cell-lines derived from the Identified Cell-lines that are modified to enhance cardiac engraftment or improve arrhythmia;

(B) any Registered Intellectual Property;

(C) all Regulatory Filings; and

(D) all data generated by or on behalf of Assignor in the development of any Identified Earn-Out Product;

provided, that, in the case of each of clauses (A) – (D), such asset is solely related to any Identified Earn-Out Product, but is also useful for Assignor activities outside the scope of the Identified Earn-Out Product(s) (the “Licensed Assets”).

Notwithstanding the foregoing, the Licensed Assets shall not include (1) any assets purchased, acquired or in-licensed by Assignor after the Closing, (2) any assets of any licensor, partner, acquirer, Affiliate (other than a wholly owned Subsidiary of Assignor) or parent entity of Assignor, other than the Rockefeller License; provided such assets were not transferred to such entity by Assignor for the purpose of avoiding its obligations hereunder, or (3) any assets relating to manufacturing processes, development processes or analytical development, including any Registered Intellectual Property or data related thereto and the Chemistry, Manufacturing and Controls or similar portion of any Regulatory Filing and any correspondence related thereto (“Manufacturing-Related Assets”).

The foregoing license shall be made on an “as is” basis, without representation or warranty from the Assignor of any type, whether express or implied, including the sufficiency of the Licensed Assets for any purposes, or any implied warranty of merchantability, fitness for a particular purposes or non-infringement, and shall include confidentiality provisions satisfactory to Assignor. The Licensed Assets shall be subject to any and all joint ownership rights or obligations, licenses or other Liens of Assignor relating to the Licensed Assets as in effect at the time of the license. The Licensed Assets shall not include the license of any asset or any interest therein which Assignor is unable to effect unilaterally, except to the extent such consent is expressly obtained, as provided below.

(iv) Indemnification.

(A) Assignee shall agree to indemnify, hold harmless and reimburse the Assignor, its Affiliates and their employees, directors, agents and representatives (the “Assignor Indemnitees”) for any and all Damages incurred or sustained by them, including Damages arising from third party claims, that arise from or relate to (i) any failure to obtain any Required Consent, (ii) operation of the business relating to the Assigned Assets or use of the Licensed Assets by Assignee after the closing of the Assignment Transaction except to the extent such Damages arise directly from any Excluded Liability, and (iii) the Assumed Liabilities.

(B) Assignor shall agree to indemnify, hold harmless and reimburse the Assignee, its Affiliates and their employees, directors, agents and representatives (the “Assignee Indemnitees”) for any and all Damages incurred or sustained by them, including Damages arising from third party claims, that arise from or relate to the operation of the business relating to the Assigned Assets and Licensed Assets prior to the closing of the Assignment Transaction (other than the Assumed Liabilities).

(v) Conditions. The Parties’ obligations to effect the Assignment Transaction shall be conditioned upon the following:

(A) Assignee and Assignor shall have entered into the Definitive Agreements, including a rudimentary bill of a sale and assignment of liabilities, specifying with particularity the Assigned Assets and the Assumed Liabilities contemplated above, a license of the Licensed Assets and such other documents as may be reasonably requested by Assignor, in form and substance satisfactory to Assignor;

(B) Assignee shall have obtained (at Assignee’s sole expense) all consents, waivers, permits and approvals from all third parties and Governmental Entities that either Assignor or Assignee determines prior to the closing of the Assignment Transaction are necessary or appropriate to effect the Assignment Transaction (“Required Consents”), which shall include where necessary or appropriate in Assignor’s reasonable determination, a full release and novation in favor of Assignor, in each case in form and substance reasonably satisfactory to Assignor;

(C) The Assignment Transaction shall be permitted by applicable law, and no Governmental Entity shall have issued or entered any stay, decree, judgment, injunction, statute, rule or regulation which makes the Assignment Transaction illegal or prohibits it;

(D) No Proceeding shall be pending or threatened against the Assignor with respect to the Assigned Assets, the Assumed Liabilities or the Licensed Assets; and

(E) Such other customary conditions as are necessary or appropriate in Assignor’s commercially reasonable determination, based on the facts and circumstances then existing, including Assignor having obtained any stockholder consent that is necessary or appropriate to effect the Assignment Transaction and reporting and audit covenants with respect to the royalty obligations.

(vi) Covenants.

(A) Each of Assignor and Assignee shall use reasonable commercial efforts to effect the Assignment Transaction on a timely basis; provided, that in no event shall the Assignor be required to bear any out-of-pocket expense or incur any incremental Liability to do so other than fees and expenses of Assignor’s counsel; provided, further, that the forgoing shall not obligate either Assignor or Assignee to continue to use reasonable efforts if at any time Assignee determines it does not want to move forward with the Assignment Transaction.

(B) Assignor shall assist Assignee (at Assignee’s sole expense) in obtaining the third party consents contemplated by clause (v)(B) above.

(C) During the six (6) months following the effective date of the assignment, Assignor shall use commercially reasonable efforts to effect the transfer of the Assigned Data.

(D) Assignee shall bear any and all Taxes arising in connection with the Assignment Transaction.

(vii) Royalty.

(A) Generally. In consideration of the Assignment Transaction, Assignee shall pay to Assignor a royalty equal to (without duplications) (i) 3% of the Net Sales that arise from or relate to the commercialization, licensing or sale of any Royalty Product (as defined below) covered by a Valid Claim (as defined below) or (ii) 1.5% of the Net Sales that arise from or relate to the commercialization, licensing or sale of any Royalty Product that is not covered by a Valid Claim.

(B) Definitions.

“Royalty Patents” means the Licensed Patents (as defined in the UW License) and any Patents included in the Assigned Assets.

“Royalty Product” means any Earn-Out Product or other therapeutic product for human heart cell regeneration derived from or developed through use of an Earn-Out Product, any Assigned Assets or any Licensed Assets by or on behalf of Assignee, its Subsidiaries, parent company or Licensees.

“Valid Claim” means (a) a claim in an issued, unexpired United States or granted foreign patent included in the Royalty Patents that: (i) has not been held invalid, unpatentable, or unenforceable by a decision of a court or other governmental agency of competent jurisdiction and not subject to appeal, (ii) has not been admitted to be invalid or unenforceable through reissue, inter partes review, disclaimer, or otherwise, (iii) has not been lost through an interference, reexamination, or reissue proceeding; or (b) a pending claim of a pending patent application included in the Royalty Patents.

(C) Assumption. If Assignee sells or exclusively licenses all or substantially all of the Assigned Assets, Assignee shall provide Assignor written notice of such transaction and cause the acquirer to agree in writing to fulfill Assignee’s obligations pursuant to this Section 1.9(b)(vii) with respect to any Royalty Product acquired by such Person in connection with such transaction. Assignee and its Subsidiaries shall not, directly or through one or more intermediaries (i.e., whether through one or more assignments, one or more levels of licenses and/or sublicenses, any combination thereof or otherwise), otherwise license, sublicense, assign or transfer the Assigned Assets to any Person unless Assignee remains ultimately responsible for the payment of all applicable royalty payments if and as they become due and owing

(viii) Termination. In the event that Assignee and Assignor have not entered into the Definitive Agreements within six (6) months of the date of a Termination Decision, then this Section 1.9(b) shall terminate along with the obligations of the parties arising thereunder.

(c) Right of First Negotiation. Subject to the limitations and conditions herein, following receipt of a Negotiation Election, Purchaser hereby grants to the Sellers’ Representative (for the benefit of the Sellers), a right of first negotiation (the “Right of First Negotiation”) with respect to a license to Seller’s right, title and interest in any Intellectual Property Rights developed by Purchaser or its Subsidiaries arising from and related to the Company Pluripotent Stem Cell Technology (such assets and liabilities, the “Program Assets” and such license, the “Program License”) that are not transferred or assigned or licensed pursuant to Section 1.9(b). Purchaser and the Sellers’ Representative shall negotiate exclusively and in good faith concerning the commercially reasonable terms of the Program License, including the structure and economics thereof, for a period of two (2) months from the date of Sellers’ Representative’s receipt of notice of the Termination Decision (the “Exclusive Negotiation Period”). If the Purchaser and the Sellers’ Representative enter into a term sheet with respect to the Program License on mutually acceptable terms within the Exclusive Negotiation Period, the Exclusive Negotiation Period shall be automatically extended for an additional two (2) months, during which period Purchaser and the Sellers’ Representative shall negotiate exclusively and in good faith the definitive documentation for the Program License. If the Program License is not entered into within the Exclusive Negotiation Period, then this Section 1.9(c) shall terminate along with the obligations of the parties arising thereunder. Notwithstanding the foregoing, the parties acknowledge and agree that neither the Sellers Representative nor the Purchaser has any obligation to license the Program Assets, in each case, for any or no reason, whether at fair market value or otherwise.

(d) Miscellaneous. Notwithstanding anything to the contrary set forth herein, nothing in this Section 1.9 shall impose or imply any limitation, condition or restriction on the ability of Purchaser or its Affiliates to develop, commercialize or exploit any of the assets or business acquired pursuant to this Agreement, it being acknowledged and agreed that Purchaser shall remain free to operate its business in its discretion. In furtherance thereof, nothing in this Section 1.9 shall (1) impose or imply any limit or requirement on Purchaser to maintain exclusive ownership of any asset contemplated hereby; (2) prohibit or limit Purchaser from entering into any research, development, licensing, partnering or other commercial arrangements with respect to the assets contemplated hereby; (3) prohibit or limit Purchaser from granting any lien or security interest or otherwise encumbering any of the assets contemplated hereby; or (4) prohibit or limit Purchaser from transferring or selling any or all of the assets contemplated hereby or the sale of Purchaser, subject to the limitations of Section 1.8(c)(ii). In furtherance thereof, the Sellers’ Representative acknowledges and agrees that the operation of the business by Purchaser after the Closing may diminish or even extinguish the value of the assets and related business covered by this Section 1.9 and the ability of the Purchaser to effectively assign, sell or transfer the assets contemplated thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Disclosure Schedule”) the Company represents and warrants to Purchaser that the following are true and correct as of the date hereof and true and correct as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall only be made as of such date).

Section 2.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its the business as currently being conducted. The Company does not have any Subsidiaries. The Company is duly qualified or licensed as a foreign entity to do business, and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company has made available to Purchaser accurate and complete copies of the Company’s certificate of incorporation, as amended to date (the “Certificate of Incorporation”), and bylaws, as amended to date (collectively, the “Charter Documents”).

(b) Section 2.1(b) of the Disclosure Schedule lists the directors and officers of the Company and each Subsidiary of the Company.

(c) Except as set forth in Section 2.1(a) of the Disclosure Schedule, the Company does not control, directly or indirectly, does not have, and has never had, any direct or indirect equity or other ownership interest in, or any obligations to acquire any Securities of, or make any contribution to, or debt or equity investment in, any Person.

Section 2.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 10,000,000 shares of Company Common Stock, of which 7,894,737 shares are issued and outstanding (none of which are Restricted Stock), and (ii) no shares of Preferred Stock. All of the outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Charter Documents, or any agreement to which the Company is a party or by which it is bound. The Spreadsheet will be, as of the Closing, true, correct and complete and the payments made in accordance therewith at the Closing as well as any Holdback Release Amount, Remaining Amount and Earn-Out Payment, when paid pursuant to this Agreement will be in accordance with the Certificate and the terms of each outstanding Security of the Company.

(b) Section 2.2(b) of the Disclosure Schedule contains a true, complete and correct list of all stockholders of the Company, setting forth for each such stockholder’s address of record, the number, class and series of shares of Company Capital Stock held by such Person along with the date of acquisition, the amount of consideration paid therefor, whether such shares are Restricted Stock, the vesting schedule and each repurchase and/or redemption right to which such shares are subject. No dividends have been paid since the Company’s inception and no dividends will be due or payable with respect to any shares of Company Capital Stock prior to or in connection with the Closing.

(c) The Company has not reserved any shares of Company Common Stock for issuance pursuant to any stock option plan and no Company Stock Option, Restricted Stock or other compensatory Security or Company Warrant has been granted, promised or issued to any Person.

(d) All outstanding Securities of the Company have been issued and exercised, if applicable, in compliance with the Charter Documents, all financing documents of the Company and all applicable Laws, including federal securities laws and any applicable state securities or “blue sky” laws.

(e) No Security will by its terms require an adjustment in connection with the Acquisition. Neither the consummation of transactions contemplated by this Agreement, nor any action taken or to be taken by the Company or any of its Subsidiaries in connection with such transactions, will result in (i) any acceleration of exercisability or vesting, whether or not contingent on the occurrence of any event on or after the Closing, in favor of any Security of the Company or any of its Subsidiaries, (ii) any additional benefits for any holder of any Security of the Company or any of its Subsidiaries in their capacity as such, or (iii) the inability of Purchaser after the Closing to exercise any right or benefit held by the Company or any of its Subsidiaries prior to the Closing with respect to any shares of Company Capital Stock or other Securities previously issued upon exercise of any Security.

(f) Except as set forth above, (i) there are no other Securities of the Company or any of its Subsidiaries authorized, issued or outstanding; (ii) there are no options, warrants, calls, preemptive rights, Indebtedness having general voting rights or debt convertible into securities having such rights (“Voting Debt”), convertible securities, or subscriptions or other rights, agreements, arrangements or commitments of any character, written or oral, to which the Company or, to the Knowledge of the Company, any Seller is a party or by which the Company or, to the Knowledge of the Company, any Seller is bound, relating to issued or unissued Securities of the Company or any of its Subsidiaries, obligating the Company or, to the Knowledge of the Company, any Seller to issue, transfer, sell, or cause to be issued, transferred, or sold, any Securities or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such equity interests, or obligating the Company or any of its Subsidiaries to make any payment linked to the value of the Company Capital Stock or the sale price of the Company, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, subscription, or other right, agreement, arrangement or commitment; and (iii) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Capital Stock or other Securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any of its Subsidiaries.

(g) There are no (i) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company to which the Company or, to the Knowledge of the Company, any Seller is a party or (ii) agreements to which the Company or, to the Knowledge of the Company, any Seller is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights) of any Company Capital Stock. All such agreements and understandings will terminate at or prior to the Closing.

(h) Following the Closing, (i) Purchaser will be the sole record and beneficial holder of all issued and outstanding Securities of the Company and all rights to acquire or receive any Securities of the Company, (ii) the Company will be the sole record and beneficial holder of all issued and outstanding Securities of the Company’s Subsidiaries, (iii) there will be no other Securities of the Company or the Company’s Subsidiaries outstanding, and (iv) no other Person will have any right to receive Securities of the Company or its Subsidiaries upon exercise, conversion or vesting of Securities or otherwise.

Section 2.3 Authority.

(a) The Company and each of its Subsidiaries has all requisite corporate power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and any Ancillary Agreements to which the Company or any of its Subsidiaries is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company and each of its Subsidiaries, and no further corporate action is necessary on the part of the Company or any of its Subsidiaries to authorize this Agreement or any Ancillary Agreement to which it is a party or to consummate the transactions contemplated hereby or thereby. This Agreement and each of the Ancillary Agreements to which the Company or any of its Subsidiaries is a party have been duly executed and delivered by the Company or such Subsidiary, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute valid and binding obligations of the Company or such Subsidiary, as applicable, enforceable against the Company or such Subsidiary in accordance with their terms, subject to the Bankruptcy and Equity Exception.

(b) Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, or acting by written consent, has unanimously (i) determined that the Acquisition and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, and (ii) approved and adopted this Agreement, the Ancillary Agreements to which the Company is a party, the Acquisition, and the other transactions contemplated hereby and thereby in accordance with the provisions of the DGCL and the Charter Documents. No vote of the holders of any class or series of Company Securities is necessary under the Charter Documents and applicable Law (including the DGCL) to approve this Agreement, the Ancillary Agreements to which the Company is or will be a party and to consummate the transactions contemplated hereby and thereby, including the Acquisition.

Section 2.4 No Conflict; Consents.

(a) No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by, or with respect to, the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and any Ancillary Agreement to which the Company or any of its Subsidiaries is a party or the consummation by the Company of the other transactions contemplated hereby and thereby (including the Acquisition).

(b) The execution and delivery by the Company of this Agreement and any Ancillary Agreement to which the Company or any of its Subsidiaries is a party, and the consummation of the transactions contemplated hereby and thereby (including the Acquisition), will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under, or result in the creation of any Lien under (any such event, a “Conflict”): (i) any provision of the Charter Documents or the organizational documents of any Subsidiary of the Company, (ii) any Material Contract, or (iii) any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible). Section 2.4(b) of the Disclosure Schedule sets forth all necessary consents, waivers and approvals of parties to any Material Contracts required thereunder in connection with the Acquisition or the other transactions contemplated hereby, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration after the Closing. Following the Closing, the Company will continue to be permitted to exercise all of its rights under the Material Contracts without payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

Section 2.5 “Size of Person” Threshold(a) .

(a) The Company and its Subsidiaries do not meet the “size of person” threshold under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”), and the rules and regulations promulgated thereunder. The Company regularly prepares unaudited balance sheets on a monthly basis. The Company is its own ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3)) and is not controlled (as such term is defined in 16 C.F.R. § 801.1(b)) by any other entity (as such term is defined in 16 C.F.R. § 801.1(a)(2)).

(b) Neither the Company nor any of its Subsidiaries is engaged in manufacturing (as such term is defined in 16 C.F.R. § 801.1(j) and interpreted by the Federal Trade Commission’s Premerger Notification Office (for purposes of this Section 2.6, the “PNO”)).

(c) The Company’s and its’ Subsidiaries’ annual net sales (as such term is defined in 16 C.F.R. § 801.11 and interpreted by the PNO) as stated on its Last Regularly Prepared Annual Statement of Income and Expense will be below $180 million.

(d) The Company’s and its’ Subsidiaries’ total assets (as such term is defined in 16 C.F.R. § 801.11 and interpreted by the PNO) as stated on its most recent regularly prepared balance sheet will be below $18 million.

(e) This representation and warranty is made solely for the purpose of determining the applicability of the HSR Act to the transactions contemplated by this Agreement.

Section 2.6 Absence of Undisclosed Liabilities.

(a) Section 2.6(a) of the Disclosure Schedule sets forth all bank accounts and cash and cash equivalents of the Company and its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries has any Liabilities, except for (i) the Liabilities set forth in Section 2.6(b) of the Disclosure Schedule, (ii) Acquisition Expenses set forth on the Estimated Closing Date Schedule, and (iii) written contractual liabilities pursuant to Material Contracts incurred in the ordinary course of business of the Company consistent with past practice that are not required by GAAP to be reflected on a balance sheet and, in each case in clause (iii), none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law and which do not exceed $25,000 in the aggregate.

(c) Since its date of formation, neither the Company, any Subsidiary of the Company, nor any of their Representatives, including any auditor or accountant, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or of its internal controls over financial reporting, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. There have been no instances of fraud, whether or not material, that occurred involving the management of the Company or any of its Subsidiaries or other employees or consultants of the Company or any of its Subsidiaries.

(d) Except as set forth in Section 2.6(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any outstanding Indebtedness. No Indebtedness of the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of any of such Indebtedness without penalty, premium or other costs of any kind beyond principal and accrued interest, (ii) the incurrence of Indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any lien on its properties or assets. All Indebtedness of the Company and its Subsidiaries will be repaid prior to the Closing or included as Estimated Indebtedness.

Section 2.7 Absence of Certain Changes. Since December 31, 2017, neither the Company nor any of its Subsidiaries has:

(a) suffered any Company Material Adverse Effect; or

(b) taken any action prohibited by Section 5.1 hereof.

Section 2.8 Litigation. There is no action, suit, claim, litigation, arbitration, proceeding, or investigation pending before any Governmental Entity nor, to the Company’s Knowledge, threatened in which the Company or any of its Subsidiaries is a party. The foregoing includes, without limitation, actions pending or threatened involving the prior employment of any of the Company’s or any of its Subsidiaries’ employees or consultants, their use in connection with the business of such Person of any Intellectual Property allegedly proprietary to any of their current or former employers, or their obligations under any agreements with current or former employers. Neither the Company nor any of its Subsidiaries is a party or subject to the provisions of any judgment, order or decree of any Governmental Entity. There is no action, suit, claim, litigation, arbitration, proceeding or investigation which the Company or any of its Subsidiaries presently intends to initiate. To the Company’s Knowledge, there are no occurrences, facts, or circumstances that would reasonably be expected to give rise to any claim against the Company or any of its Subsidiaries, or against any Person to which the Company or any of its Subsidiaries owes any obligation of indemnification or defense, for the violation of the rights of any third party or the violation of any Law.

Section 2.9 Compliance with Laws.

(a) Each consent, license, permit, grant or other authorization (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its properties, or (ii) which is required under applicable Law for the operation of the business of the Company or any of its Subsidiaries as currently conducted or the holding of any such interest, except for those the lack of which would not be material to the Company or such Subsidiary, has been issued or granted to the Company or such Subsidiary and is in full force and effect.

(b) The Company and each of its Subsidiaries is in compliance with, and has not violated, any applicable Law that affects the business, properties or assets of the Company or any of its Subsidiaries and no notice, charge, claim or action has been received by the Company or any of its Subsidiaries or, to the Company’s Knowledge, has been filed, commenced or threatened against the Company or any of its Subsidiaries alleging any such violation.

(c) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any manager, director, officer, agent, distributor, employee or other person acting on behalf of or in the name of the Company or any of its Subsidiaries: (i) is, or is owned or controlled by, a Person subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or included on any list of restricted entities, Persons or organizations published by the government of the United States of America including the List of Specially Designated Nationals and Blocked Persons,

Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any similar applicable Law (any such Person, a “Restricted Party”) or (ii) has engaged in any unlicensed transaction with any Restricted Party or has otherwise been in breach of any such sanctions, export controls, restrictions or any similar foreign, federal or state applicable Law. The Company, each of its Subsidiaries and each of their respective directors, officers, employees, agents and representatives are, and at all times have acted in compliance with, and have not violated any Trade Law. Neither the Company nor any of its Subsidiaries has received notice that it has been the subject of any investigation, complaint or claim of any violation of any Trade Law by any Governmental Entity. There are no actions, conditions, or circumstances pertaining to any of the Company’s or any of its Subsidiaries’ transactions that are reasonably likely to give rise to any future claims under any Trade Law.

(d) The Company and each of its Subsidiaries has obtained or completed all permits, licenses, license exceptions, and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required in accordance with any Trade Law for the conduct of the Company’s and its Subsidiaries’ business including (x) the export, re-export, and import of products, services, software and technologies and (y) releases of technologies and software to foreign nationals located in the United States and abroad, and any permits, licenses and other authorizations that have been received within the past five (5) years (including any that are currently in effect and any pending license applications) have been disclosed and are described in Section 2.9(d); and the Company and each of its Subsidiaries is and has been in compliance with the terms of all licenses that have been received within the past five (5) years or are currently in effect.

(e) Neither the Company nor any of its Subsidiaries manufactures, exports or otherwise trades in, or brokers defense articles, related technical data and defense services as defined in the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.) or is registered with the U.S. Department of State, Directorate of Defense Trade Controls pursuant to the International Traffic in Arms Regulations.

Section 2.10 Taxes.

(a) The Company and each of its Subsidiaries has timely filed, or has caused to be filed on its behalf, with the appropriate Tax Authorities all income and other Tax Returns required to be filed by them (taking into account any extensions of the due date for filing), and such Tax Returns are true, correct, and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid all Taxes required to be paid other than those (i) currently payable without penalty or interest, or (ii) being contested in good faith by appropriate proceedings properly instituted and diligently pursued, which in the case of both clauses (i) and (ii) are set forth in Section 2.6(a) of the Disclosure Schedule. All liabilities for unpaid Taxes of the Company attributable to the period commencing on the date following the date hereof will be included as Liabilities on the Estimated Closing Date Schedule. The Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, or any Taxes incurred outside the ordinary course of business.

(c) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings properly instituted and diligently pursued.

(d) No Federal, state, local or foreign Audits are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and no such Audit is threatened in writing, and no deficiency or adjustment for any Taxes has been proposed, asserted, or assessed in writing against the Company or any of its Subsidiaries. No material adjustments have been asserted as a result of any Audit which have not been resolved and fully paid. Neither the Company nor any of its Subsidiaries has received written notice of any claim made by a Tax Authority in a jurisdiction where such Person does not file a Tax Return that it is or may be subject to taxation by that jurisdiction.

(e) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes or Tax Returns (other than an employee of the Company or any of its Subsidiaries responsible for Tax matters) is currently in force.

(f) Neither the Company nor any current or former Subsidiary (i) has been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return or an affiliated, combined, consolidated, unitary, or similar group for state, local or foreign Tax purposes, other than the group of which the Company is the common parent, and (ii) has any liability for or in respect of the Taxes of, or determined by reference to the Tax liability of, another Person (other than the Company and any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of Law).

(g) Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing agreement, Tax allocation agreement, Tax indemnification agreement, agreement where liability is determined by reference to the Tax liability of a third party, or any similar Contract, in each case, other than commercial agreements entered into in the ordinary course of business the principal purpose of which is not Tax that are set forth in Section 2.15 of the Company Disclosure Schedule.

(h) (i) The payments made pursuant to the Offer Letters and Consulting Agreements will not constitute, and (ii) neither the Company nor any of its Subsidiaries is a party to, any agreement, plan, contract or arrangement that either alone or in connection with the transactions contemplated by this Agreement could, separately or in the aggregate, fail to be deductible to Purchaser or the Company by virtue of Section 162(m) or 280G of the Code. Neither the Company or any of its Affiliates has any agreement or obligation to provide any Person any form of excise tax gross-up for Taxes which may be imposed upon such Person by Section 4999 of the Code.

(i) Neither the Company nor any of its Subsidiaries has agreed or is required to include in income any adjustment under either Section 481(a) of the Code (or an analogous provision of Law) by reason of a change in accounting method or otherwise which would have an effect on any taxable period following the Closing.

(j) Neither the Company nor any of its Subsidiaries will be required to include an item of income in, or exclude an item of deduction from, a Post-Closing Tax Period as a result of (i) an installment sale transaction occurring during a Pre-Closing Tax Period governed by Section 453 of the Code (or any similar provision of state, local or foreign Law), (ii) a transaction occurring during a Pre-Closing Tax Period reported as an open transaction for any Tax purposes, (iii) the receipt of deferred revenue or a prepaid amount received prior to the Closing, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), or (v) election under Code Section 965 made on or prior to the Closing Date.

(k) The Company has previously made available to Purchaser complete and accurate copies of each of (i) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax Authority, (ii) the United States federal income Tax Returns, and those state, local and foreign income Tax Returns filed by the Company and each of its Subsidiaries for the taxable periods ending on or after December 31, 2014, and (iii) any closing agreements entered into by the Company or any of its Subsidiaries with any Tax Authority.

(l) Each Benefit Plan that is a “nonqualified deferred compensation plan” as defined under Section 409A of the Code is exempt from, or if subject to, is, and has been since the inception of such plan, in operational and documentary compliance with Section 409A of the Code. No stock option or other right to acquire Common Stock or other equity of the Company or any of its Subsidiaries (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted with respect to any class of stock of the Company or any of its Subsidiaries that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A. Neither the Company, nor any Affiliate of the Company has any agreement or obligation to provide any Person any form of income tax reimbursement or tax gross-up for Taxes which may be imposed upon such Person by Section 409A of the Code or any such similar state Taxes imposed for any failure to operate such nonqualified deferred compensation plan in accordance with Section 409A of the Code.

(m) The Company and each of its Subsidiaries has duly and timely reported and withheld from employee salaries, or wages or other compensation (whether or not paid in cash) and other amounts paid to creditors, independent contractors and other third parties, and has paid over to the appropriate Governmental Entity all amounts required to be so withheld and paid over for all periods under all applicable Tax or other Laws.

(n) The Company is not and has not been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(o) Neither the Company nor any of its Subsidiaries has ever constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(p) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” under Treasury Regulation Section 1.6011-4(b)(2).

(q) All applicable transfer pricing rules have been complied with in all material respects.

(r) Nothing in this Section 2.10 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credit, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date hereof or (ii) any Tax position that Purchaser or its Affiliates (including the Company or any of its Subsidiaries) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date.

Section 2.11 Employee Benefits.

(a) Section 2.11(a) of the Disclosure Schedule contains a true, complete and correct list of each plan, program, policy, practice, arrangement, agreement or material understanding (whether formal or informal) providing for employment, compensation, incentive or deferred compensation, severance, relocation, retention or change of control compensation or benefits, termination pay, retirement pay, pension, profit sharing, performance awards, stock or stock-related awards, vacation, disability, death benefit, hospitalization, life or other benefits-related insurance, supplemental unemployment benefits, fringe benefits or other benefits, including each “employee benefit plan” as defined in Section 3(3) of ERISA, (i) which is or has been sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b)(1) ERISA, for the benefit of any current or former employee, director or consultant of the Company or any of its Subsidiaries, or (ii) with respect to which the Company or any of its Subsidiaries could have any Liability (all the foregoing being herein referred to as “Benefit Plans”). The Company has made available to Purchaser a true and correct copy of all documents related to the Benefit Plans, including but not limited to: (u) a copy of each written Benefit Plan (including all amendments thereto) or a written description of any Benefit Plan that is not otherwise in writing and the most recent Summary Plan Description, any Summary of Material Modifications or Form 5500 Series if required under ERISA, (v) the three most recent annual reports or Form 5500 Series filings if required under ERISA, filed with the Internal Revenue Service (the “IRS”) with respect each Benefit Plan, (w) each trust agreement and group annuity contract, if any, relating to such Benefit Plan, (x) the most recent actuarial report or valuation relating to each Benefit Plan subject to Title IV of ERISA or providing post-retirement health and/or life insurance benefits, (y) a current determination, opinion, advisory or notification letter received from the Internal Revenue Service with respect to each Benefit Plan intended to qualify under Section 401(a) of the Code and (z) all contracts relating to the Benefit Plans with respect to which the Company, or any ERISA Affiliate may have any Liability, including, but not limited to, insurance contracts, investment management agreements, subscription and participants agreements and record keeping agreements.

(b) No Benefit Plans are subject to Title IV of ERISA. No event has occurred and there exists no condition or set of circumstances which are reasonably likely to occur in connection with which the Company or any of its Subsidiaries would be subject to any Liability (except Liability for benefits claims and funding obligations payable in the ordinary course), under ERISA, the Code or any other applicable Law.

(c) With respect to Benefit Plans, in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves.

(d) Each of the Benefit Plans is and has been administered in all material respects in compliance with its terms and with applicable Laws, including, but not limited to, ERISA, the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996, the Code and federal and state securities Laws.

(e) Each of the Benefit Plans that is intended to be a qualified plan within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and nothing has occurred to cause the loss of such qualified or tax-exempt status, or the Company has applied to the IRS for such a determination prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such a determination and to make any amendments necessary to obtain a favorable determination, advisory or notification letter, or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Each fund established under a Benefit Plan that is intended to satisfy the requirements of Section 501(c)(9) of the Code has so satisfied such requirements.

(f) Neither the Company nor any of its Subsidiaries has any obligation for retiree health, medical or life insurance benefits under any Benefit Plan other than (i) coverage mandated by applicable Laws, (ii) death or retirement benefits under any “employee pension plan” as defined in Section 3(2) of ERISA, or (iii) benefits the full cost of which is borne by the current or former employee (or beneficiary thereof).

(g) No Benefit Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA or a “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(h) Each Benefit Plan can be terminated within a period of thirty (30) days, without payment of any additional compensation or amount or the additional vesting or acceleration of any benefits.

(i) No Benefit Plan is under actual or, to the Company’s Knowledge, threatened investigation, audit or review by any Governmental Entity, or the subject of any claim, lawsuit, arbitration or other proceeding.

Section 2.12 Employment and Labor Matters.

(a) The Company and each of its Subsidiaries are, and have at all times been, in material compliance with all applicable Laws respecting labor and employment, including Laws relating to employment practices, terms and conditions of employment, equal employment opportunity, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours, overtime classification, paid time off, immigration, and employee terminations, and in each case, with respect to any current or former employee (each, for purposes of this Section 2.12, an “Employee”), consultant, independent contractor, advisor or director (each, for purposes of this Section 2.12, an “Advisor”) of, in each case, the Company or any Subsidiary or ERISA Affiliate and each: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to such Persons, (ii) is not liable for any arrears of wages, severance pay or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for such Persons (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or any of its Employees or Advisors relating to the Company or any of its Subsidiaries or any Benefit Plan. There are no pending or, to the Company’s Knowledge, threatened claims or actions against the Company, any of its Subsidiaries or any Company trustee under any worker’s compensation policy or long-term disability policy. Section 2.12(a) of the Disclosure Schedule lists all Liabilities of the Company or any of its Subsidiaries to any Employee or Advisor that result from the termination by the Company, such Subsidiary or Purchaser of such Person’s employment or provision of services, a change of control of the Company or its Subsidiaries, or a combination thereof.

(b) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, works council agreement or similar agreement and, to the Knowledge of the Company, there are no labor unions or other organizations representing, purporting to represent or attempting to represent, any Employee. The Company does not have any Knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any Employees.

(c) Section 2.12(c) of the Disclosure Schedule contains a complete and accurate list of all current Employees and shows with respect to each such Employee (i) the Employee’s name, position held, principal place of employment, base salary or hourly wage rate, as applicable, including each Employee’s designation as either exempt or non-exempt from the overtime requirements of the Fair Labor

Standards Act, and all other remuneration payable and other benefits provided by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries is bound to provide (whether at present or in the future) to each such Employee, or any Person connected with any such Employee, and includes, if any, particulars of all profit sharing, incentive and bonus arrangements, (ii) the date of hire, (iii) vacation eligibility and accrued vacation for the current calendar year (including accrued vacation from prior years), (iv) leave status (including type of leave, and expected return date, if known), (v) visa status and the expiry date thereof, if applicable, (vi) accrued sick days for current calendar year, (vii) relevant prior notice period required in the event of termination, (viii) eligibility for Company car or similar benefits, (ix) any severance or termination payment (in cash or otherwise) to which any Employee could be entitled under existing contractual or other obligations, and (x) average over-time payments per month during the preceding twelve-month period for non-exempt Employees. Section 2.12(d) of the Disclosure Schedule also contains a complete and accurate list of all former Employees involved in the development of Company Intellectual Property and shows the name, dates of service and position held by such Person at the time of termination. The Company or the applicable Subsidiary has entered into a duly executed offer letter with each Employee.

(d) Section 2.12(d) of the Disclosure Schedule contains an accurate and complete list of (i) all current Advisors, (ii) the location at which such Persons have been or are providing services, (iii) the rate of all regular, bonus or any other compensation payable to such Persons, and (iv) the start and termination date of any Contract binding such Persons. All Advisors can be terminated immediately and without notice or Liability on the part of the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary has any Liability with respect to misclassification of any Person as an independent contractor rather than as an “employee”, including any Person leased from another employer, or with respect to any Person currently or formerly classified as exempt from overtime wages. Section 2.12(d) of the Disclosure Schedule also contains a complete and accurate list of all former Advisors involved in the development of Company Intellectual Property and shows the name, dates of service and position held of such Person at the time of termination.

(e) The Company has made available to Purchaser true, correct and complete copies of all written and summaries of all unwritten personnel policies, rules or procedures applicable to employees of the Company and its Subsidiaries. The Company and its Subsidiaries conduct routine background checks as part of its hiring process with the requisite employee consent and in accordance with applicable Law.

Section 2.13 Material Contracts.

(a) Except as set forth in Section 2.13(a) of the Disclosure Schedule (organized by the appropriate paragraph and applicable subsection), neither the Company nor any of its Subsidiaries is a party to any of the following:

(i) any Contract that (A) limits or restricts the ability of the Company or any of its Subsidiaries (or, after the Acquisition, Purchaser, the Company or any of their Affiliates) to compete in any business or with any Person in any geographical area or otherwise restricts the operations or business of such Persons, (B) requires the Company or any of its Subsidiaries (or, after the Acquisition, Purchaser, the Company or any of their Affiliates) to conduct any business on a “most favored nations basis” with any Person, or (C) provides for exclusivity or any similar requirement in favor of any Person;

(ii) any employment, independent contractor or consulting Contract with an employee, independent contractor, consultant, advisor, or salesperson, or any Contract to grant any severance or termination pay (in cash or otherwise) to any such Person;

(iii) any Contract, including any Benefit Plan, any of the benefits of which will become payable, be increased or accelerated by the consummation of, or calculated on the basis of, any of the transactions contemplated by this Agreement;

(iv) any lease of personal property or other Contract affecting the ownership of, leasing of, or other interest in, any personal property and involving future payments in excess of $10,000 individually or $50,000 in the aggregate;

(v) any Contract relating to capital expenditures and involving future payments by the Company or its Subsidiaries in excess of $10,000 individually or $50,000 in the aggregate;

(vi) any Contract relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of business, other than as expressly contemplated by this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby;

(vii) any Contract relating to the incurrence of Indebtedness by the Company or any of its Subsidiaries or any extension of credit by the Company or any of its Subsidiaries to any Person;

(viii) any Contract that involves performance of services or delivery of software, goods or materials by or to the Company or any of its Subsidiaries of an amount or value in excess of $10,000 individually or $50,000 in the aggregate;

(ix) any Contracts with any Governmental Entity;

(x) any joint venture, partnership, strategic alliance or similar arrangement;

(xi) any Contract relating to the research, development, maintenance, manufacturing, distribution, supply, resale, marketing or co-promotion of, or collaboration with respect to, any Company Products or Company In-Development Products;

(xii) any power of attorney or surety or guarantee agreement or other similar undertaking with respect to contractual performance;

(xiii) any stand-alone nondisclosure, confidentiality or similar stand-alone agreement;

(xiv) any Contract which contains a non-solicit or no-hire provision that restricts the Company or any of its Subsidiaries;

(xv) any Contract that provides for indemnification or defense by the Company or any of its Subsidiaries of any other Person;

(xvi) any joint defense, common interest or similar agreement with any Person; or

(xvii) any other Contracts that are material to the business, financial condition, working capital, assets, Liabilities, reserves or operations of the Company or any of its Subsidiaries.

(b) Each Contract required to be disclosed pursuant to Section 2.13, Section 2.14(e), Section 2.14(f), Section 2.14(m), Section 2.17, and Section 2.19 of the Disclosure Schedule is referred to herein as a “Material Contract” and collectively, the “Material Contracts”).

(c) Each Material Contract to which the Company or any of its Subsidiaries is a party or any of its properties or assets (whether tangible or intangible) is subject is a valid and binding agreement of the Company or such Subsidiary enforceable against the Company or such Subsidiary in accordance with its terms, and is in full force and effect with respect to the Company or such Subsidiary and, to the Knowledge of the Company, any other party thereto. The Company or such Subsidiary is in compliance with, has performed all obligations required to have been performed to date by the Company or such Subsidiary under, and has not breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any Material Contract, nor, to the Knowledge of the Company, is any party obligated to the Company or any of its Subsidiaries pursuant to any Material Contract in breach, violation or default thereunder, nor does the Company have Knowledge of any presently existing facts or circumstances that, with the lapse of time, giving of notice, or both would constitute such a breach, violation or default by the Company, of its Subsidiaries or any such other party. None of the Company, any of its Subsidiaries or any other party thereto has given notice or other indication of any intention to cancel or otherwise terminate any Material Contract and no event has occurred or failed to occur which (i) could be expected to result in the cancellation or termination of any Material Contract, or (ii) would entitle any such Person to terminate any Material Contract.

Section 2.14 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following meanings:

“Company In-Development Products” means any and all potential new products, processes, assays and services that are not yet commercially available, marketed, distributed, supported, sold, or licensed out, by or on behalf of the Company or any of its Subsidiaries but which are currently being developed by or on behalf of the Company or any of its Subsidiaries.

“Company Intellectual Property” means any and all Intellectual Property that is or is purported to be (i) owned by the Company or any of its Subsidiaries (whether owned singularly or jointly with a third party or parties) or (ii) licensed to the Company or any of its Subsidiaries, in each case, as used in, held for use in, being developed for use in, or necessary for, the conduct of the business of the Company and its Subsidiaries as currently conducted or as proposed to be conducted.

“Company Products” means any and all products, processes, assays and services that have been or are being made commercially available, marketed, distributed, supported, sold, or licensed out, by or on behalf of the Company or any of its Subsidiaries since their respective formations.

“Company Registered Intellectual Property” shall mean any and all Registered Intellectual Property that is part of Company Intellectual Property.

“Company Technology” shall mean any and all Technology that is or is purported to be (i) owned by the Company or any of its Subsidiaries (whether owned singularly or jointly with a third party or parties) or (ii) exclusively licensed to the Company or any of its Subsidiaries.

“Infringement” or “Infringe,” with respect to a given item or activity, shall mean that such item or activity directly or indirectly infringes, misappropriates, unlawfully dilutes, constitutes unauthorized use of, or otherwise violates Intellectual Property Rights of any Person.

“Intellectual Property” shall mean any and all Intellectual Property Rights and Technology.

“Intellectual Property Rights” shall mean any and all intellectual property, industrial property, and proprietary rights worldwide, whether registered or unregistered, including rights in and to (i) patents and other governmental grants for the protection of inventions or industrial designs, including any applications for any such patents or grants, whether already filed or in preparation or contemplation of filing (“Patents”), (ii) copyrights and Moral Rights (including analogous rights thereto), (iii) rights of publicity, (iv) trade secrets and know-how (including analogous rights thereto and whether or not reduced to practice), (v) trademarks, trade names, logos, service marks, designs, emblems, signs, insignia, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the Company or such Person’s business symbolized by or associated with any of the foregoing (“Trademarks”), (vi) domain names, web addresses and other universal resource locator (URL) registrations, (vii) database rights, (viii) provisionals, substitutions, divisions, continuations, continuations-in-part, foreign counterparts, renewals, reissuances, re-examinations, extensions and supplementary protection certificates of any and all of the foregoing (as applicable), (ix) registrations or applications for registration for any and all of the foregoing, and (x) rights to sue for past, present, and future Infringement of any and all of the rights set forth above.

“Moral Rights” shall mean moral or equivalent rights in any Intellectual Property, including the right to the integrity of the work, the right to be associated with the work as its author by name or under a pseudonym and the right to remain anonymous.

“Registered Intellectual Property” shall mean any and all Intellectual Property that has been registered, filed, certified, granted or otherwise perfected or recorded with or by any Governmental Entity or quasi-public legal authority (including domain name registrars), and any applications for any of the foregoing.

“Technology” shall mean any and all (i) schematics, models, algorithms and works of authorship including documentation and computer programs (including source code, executable code and architecture), (ii) inventions (whether or not patentable and whether or not reduced to practice), discoveries and improvements, (iii) proprietary information and confidential information, (iv) databases, data compilations, arrays and collections (including databases, compilations, arrays and collections of data, sequences, diagnostic, prognostic, identifying or phenotypic information, cells, biomolecules, compounds, tissues or other biologic materials), and customer and technical data, (v) methods, assays and processes, (vi) reagents, kits, components, devices, prototypes, systems, industrial and other designs and schematics, and (vii) tangible items related to, constituting, disclosing or embodying any or all of the foregoing, including any and all versions of any and all of the foregoing.

(b) Intellectual Property. Section 2.14(b)(i) of the Disclosure Schedule lists all Company Registered Intellectual Property and all material unregistered Intellectual Property owned, used or held for use by the Company or its Subsidiaries, setting forth in each case and to the extent applicable the jurisdictions in which such Company Registered Intellectual Property have been issued, or applications have been filed, the name of the owner, the application or registration number, the filing date, the date of registration and the expiration date of such Company Registered Intellectual Property. The Company has made available to Purchaser complete and accurate copies of all applications that are not publicly available related to each item included in the Company Registered Intellectual Property. Section 2.14(b)(ii) of the Disclosure Schedule lists all proceedings or actions before any court or tribunal or Government Entity (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) in which claims are or were raised relating to the validity, enforceability, scope, ownership or Infringement of any of the Company Registered Intellectual Property. The Company has made available to Purchaser a complete and accurate copy of the Company’s Registered Intellectual Property docket report as of November 6, 2019, a copy of which is set forth in Section 2.14(b)(iii) of the Disclosure Schedule. Except as described in Section 2.14(b)(i) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries owns or purports to own, or is or purports to be an exclusive licensee of, any Registered Intellectual Property. With respect to each item of Company Registered Intellectual Property, (A) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the relevant Patent, copyright, trademark or other authorities or registrars, as the case may be, for the purposes of registering, filing, certifying, maintaining or otherwise perfecting or recording such Company Registered Intellectual Property with or by any Governmental Entity or quasi-public legal authority, as applicable; (B) each such item is currently in compliance with applicable formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use); and (C) each such item is not subject to any unpaid maintenance fees or taxes. To the Knowledge of the Company, there are no facts, information, or circumstances, including any information or facts that would constitute prior art, that would render any of the Company Registered Intellectual Property invalid or unenforceable, or would adversely affect any pending application for any Company Registered Intellectual Property. None of the Company or any of its Subsidiaries have misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for, or in connection with seeking registration, certification or grant of, any Company Registered Intellectual Property that would constitute fraud or a misrepresentation, based in each case on the rules of the applicable Governmental Entity or quasi-public legal authority, with respect to such Company Registered Intellectual Property or that would otherwise affect the enforceability of any Company Registered Intellectual Property.

(c) Transferability of Intellectual Property. Following the Closing, all Company Intellectual Property will be fully usable, transferable, alienable and licensable by Purchaser, the Company, or their respective Affiliates without restriction and without payment of any kind, or any obligation, to any third party.

(d) Title to Intellectual Property. The Company or a Subsidiary thereof is the exclusive licensee (i) of each item of Company Intellectual Property (including all items listed in Section 2.14(b)(i) of the Disclosure Schedule) and (ii) except for any software or other Intellectual Property licensed to the Company in any Contract listed in Section 2.14(d)(ii) of the Disclosure Schedule, of each Company Product and Company In-Development Product, free and clear of any Liens. The Company or the applicable Subsidiary thereof, directly or indirectly, has obtained all consents necessary or appropriate for the collection, storage and use of all human biological material incorporated or used in the Company Products, Company In-Development Products or Company Technology or in connection with the conduct of the business of the Company and its Subsidiaries, including for the use of such materials or derivatives thereof in clinical and commercial applications. Neither the Company nor any of its Subsidiaries has received any notice from any third party challenging or threatening to challenge the right, title or interest of the Company, its Subsidiaries or its licensor or grantor, as the case may be, in, to or under any Company Intellectual Property, or the validity, enforceability, scope of coverage or claim construction, as applicable, of any Company Intellectual Property. All documents and instruments necessary to establish, perfect and maintain the rights of the Company or its Subsidiaries in any Company Registered Intellectual Property have been validly executed, delivered, filed and/or recorded in a timely manner with the appropriate Governmental Entity. To the Knowledge of the Company, all Intellectual Property Rights of the Company and its Subsidiaries in the Company Intellectual Property are valid, subsisting and enforceable. The Company has the first right to bring a claim or suit against any third party for Infringement of the Company Intellectual Property. Neither the Company nor any of its Subsidiaries has (x) granted any exclusive license with respect to any Company Intellectual Property to any other Person, or (y) carried out any act or failed to take any action that could cause any rights of the Company or any of its Subsidiaries in any Company Intellectual Property to enter into the public domain.

(e) Third Party Intellectual Property. Section 2.14(e) of the Disclosure Schedule lists all Contracts under which a third party licenses or provides, or has licensed or provided, any Intellectual Property (including covenants not to sue, non-assertion provisions or releases or immunities from suit that are applicable to such Intellectual Property) to the Company or any of its Subsidiaries. Other than Intellectual Property licensed to the Company or any of its Subsidiaries under the licenses set forth in Section 2.14(e) of the Disclosure Schedule, (i) no third party Intellectual Property is used in, held for use in, or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted or as proposed to be conducted, and (ii) no third party Intellectual Property is used in, held for use in, or necessary for the continued development of the Company In-Development Products by the Company or its Subsidiaries as such development is currently conducted or proposed to be conducted by or on behalf of the Company and its Subsidiaries.

(f) Licenses of Company Intellectual Property. Copies of the Company’s and its Subsidiaries’ standard form(s) of non-disclosure agreement (collectively, the “Standard Form Agreements”), are attached to Section 2.14(f) of the Disclosure Schedule. Other than non-disclosure agreements that do not differ in any material respect from the Standard Form Agreements and that have been entered into in the ordinary course of business, Section 2.14(f) of the Disclosure Schedule lists all Contracts under which the Company or any Subsidiary has granted, licensed, disclosed or provided any Company Intellectual Property to third parties, including any Contracts containing covenants not to sue, non-assertion provisions, or releases or immunities from suit with respect to Intellectual Property Rights included in the Company Intellectual Property.

(g) No Infringement. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as it has been conducted since their respective formations, as currently conducted and as proposed to be conducted by the Company and its Subsidiaries, and the design, development, use, branding, advertising, promotion, marketing, sale, distribution and licensing out of any Company Product or any Company In-Development Product, (i) has not and does not Infringe any Intellectual Property Rights of any Person, and (ii) with respect to Intellectual Property Rights of any Person that exist or have been applied for as of the Closing Date, will not Infringe any such Intellectual Property Rights when such operation, design, development, use, branding, advertising, promotion, marketing, sale, distribution or licensing out is conducted in substantially the same manner by Purchaser or its Affiliates following the Closing. Neither the Company nor any of its Subsidiaries has received notice from any Person claiming that any part of the operation of the business of the Company and its Subsidiaries as it has been conducted since the formation of the Company or such Subsidiary, as currently conducted and as proposed to be conducted by the Company and its Subsidiaries, or any act, Company Product, Company In-Development Product, Company Technology or Company Intellectual Property Infringes any Intellectual Property Rights of any Person (nor does the Company have Knowledge of any basis for or threat of any of the foregoing). No Company Product, Company In-Development Product, Company Technology or Company Intellectual Property is subject to any proceeding or outstanding decree, order, judgment, agreement or stipulation that restricts in any manner the use, provision, transfer, assignment or licensing thereof by the Company or any of its Subsidiaries or may affect the validity, registrability, use or enforceability of such Company Product, Company In-Development Product, Company Technology or Company Intellectual Property.

(h) Third Party Rights. No third party that has licensed (including by means of any covenant not to sue, non-assertion provision, or any release or immunity from suit) or provided to the Company or any of its Subsidiaries any Intellectual Property that is incorporated into or used in any Company Intellectual Property, any Company Technology, any Company Products, any Company In-Development Products, or any part of the operation of the business of the Company and its Subsidiaries as it has been conducted since their respective formations, as currently conducted and as proposed to be conducted, has retained ownership of or any other rights to any Intellectual Property (including any improvements or derivative works) made or invented solely or jointly by the Company or any of its Subsidiaries.

(i) Restrictions on Business. Neither this Agreement nor the transactions contemplated hereby will cause (i) Purchaser, the Company or any of their Affiliates to lose any right to, or grant to any third party any right or additional right to or with respect to, any Intellectual Property or Company Intellectual Property owned by, or licensed to, any of Purchaser, the Company or any of their Affiliates or (ii) Purchaser or any of its Affiliates to be obligated to pay any royalties or other fees or consideration with respect to Intellectual Property of any third party that (A) is included in any of the Company Products, Company In-Development Products or Company Intellectual Property, or (B) is used in the conduct of the business of the Company and its Subsidiaries, which, in the case of clause (A) or (B) would be in excess of those payable by the Company in the absence of this Agreement or the transactions contemplated hereby.

(j) No Third Party Infringement. To the Knowledge of the Company, no Person has Infringed any Intellectual Property Rights included in the Company Intellectual Property or any Intellectual Property Rights in or to the Company Technology.

(k) Proprietary Information Agreements. Copies of the Company’s and its Subsidiaries’ standard form of proprietary information, confidentiality and assignment agreement for employees (the “Employee Proprietary Information Agreement”) and the Company’s and its Subsidiaries’ standard form of consulting agreement and advisory agreement containing proprietary information, confidentiality and assignment provisions for consultants, independent contractors and advisors (the “Consultant Proprietary Information Agreement”) are attached to (i) and (ii), respectively, of the Disclosure Schedule. Each (A) current and former officer and employee of the Company or any of its Subsidiaries, (B) current and former consultant, independent contractor and advisor of the Company or any of its Subsidiaries, and (C) other individual who is or has been involved in the creation, invention or development of Intellectual Property or Company Products for or on behalf of the Company or any of its Subsidiaries (each of (A) through (C), a “Contributor”), has executed and delivered (and to the Company’s Knowledge is and always has been in compliance with) an agreement in the form of the Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement, as applicable, that has been duly countersigned by the Company or the applicable Subsidiary, that does not deviate from such applicable standard form in any material respect, that contains no exceptions or exclusions from the scope of coverage of such applicable form, and that applies during the entire duration of such Contributor’s employment with or period of service to the Company or its Subsidiaries, and each such executed agreement has been made available to Purchaser. No Contributor has claimed or alleged that any such Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement is invalid or unenforceable and neither the Company nor any of its Subsidiaries has any reason to believe any such claim or allegation will be forthcoming. Without limiting the foregoing, except as described in Section 2.14(e) or Section 2.14(k)(iii) of the Disclosure Schedule, no Contributor owns or has any right, including any right to assert any Moral Rights, to any of the Company Products, Company In-Development Products or Company Intellectual Property, nor has any Contributor made to the Company or any of its Subsidiaries or threatened any assertions with respect to any alleged ownership, interest or rights with respect to any of the Company Products, Company In-Development Products or Company Intellectual Property. To the Knowledge of the Company, no Contributor is, or has been at any time during employment with or period of service to the Company or any of its Subsidiaries, subject to any Contract with any other Person which requires or has required such Contributor to assign, license or grant any right, title or interest in or to any Company Intellectual Property to any Person other than the Company or its Subsidiaries.

(l) Protection of Confidential Information. The Company and each of its Subsidiaries has taken commercially reasonable and customary steps to protect the confidentiality of all confidential information and trade secrets of the Company and its Subsidiaries and of all confidential information and trade secrets of any third party that has provided any confidential information to the Company or its Subsidiaries.

(m) Government Funds and Contracts.

(i) No funding, facilities or resources, including any grants, incentives, benefits, qualifications or subsidies, of any (A) Governmental Entity, (B) university, college or other educational institution, (C) multi-national, bi-national or international governmental or quasi-governmental organization or (D) governmental or non-profit research center (collectively, “Government Grants”) have been granted to the Company or any of its Subsidiaries or otherwise used in the development of any Company Products, Company In-Development Products, Company Intellectual Property or Company Technology.

(ii) The Company and its Subsidiaries (A) do not have any obligation whatsoever with respect to royalties or other payments relating to, arising out of or in connection with any Government Grants and (B) are not in violation of the terms, conditions or requirements of any Government Grants.

(iii) No Governmental Entity has any license or rights, including any rights of assignment or grant-back, to any Company Products, Company In-Development Products, Company Intellectual Property or Company Technology.

(n) IP Assignment. Neither the Company nor any of its Subsidiaries has (i) assigned or transferred any Intellectual Property Rights, including any Company Intellectual Property, or any Company Technology to any Person (including any customer or potential customer), including pursuant to any Contract, purchase order, “work made for hire” or other arrangement, or (ii) customized any Company Product for any Person in a manner that would limit or impair the Company’s exclusive ownership of the related Intellectual Property Rights.

Section 2.15 Regulatory Compliance.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following meanings:

(i) “FDA” means the United States Food and Drug Administration or any successor agency thereto.

(ii) “Regulatory Authority” means any federal, national, or multinational governmental health regulatory agency or authority within a regulatory jurisdiction, with the authority to grant approvals, licenses, registrations or authorizations necessary for the development, manufacture, use, and sale of a human cellular product.

(b) Neither the Company nor, to the Knowledge of the Company, any of its officers, key employees, or agents acting for the Company, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Additionally, neither the Company, nor any officer, employee or, to the Knowledge of the Company, agent of the Company has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar state or foreign applicable Law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar state or foreign applicable Law.

(c) All animal studies and manufacturing activities performed by or on behalf of the Company either (i) have been conducted in accordance with applicable Good Laboratory Practice regulations as described in 21 C.F.R. Part 58 and any comparable state and other applicable Laws or (ii) if not required to be conducted in accordance with Good Laboratory Practices, have employed the procedures and controls generally used by qualified experts in animal studies of products comparable to those being developed by the Company.

(d) No clinical or regulatory-related activities (including any FDA correspondence, calls or meetings) have been conducted, sponsored or funded by or on behalf of: (a) the Company; or (b) to the Knowledge of the Company, the University of Washington with respect to the Company Intellectual Property or Company Technology or any product or product candidate that incorporates, or is covered by, any of the Company Intellectual Property or Company Technology. No pre-clinical activities have been conducted, funded or sponsored by or on behalf of the Company.

(e) The Company has made available to Purchaser accurate and complete copies of all correspondence and minutes of meetings or memoranda of meetings or regulatory contacts with a Regulatory Authority that concerns any Company Product or Company In-Development Product.

Section 2.16 Title to Properties; Encumbrances. The Company and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties and assets, real, personal, and mixed, used or held for use in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, free and clear of any Liens, except Permitted Liens. The equipment of the Company and each of its Subsidiaries, taken as a whole, is in good operating condition and repair, reasonable wear and tear excepted.

Section 2.17 Real Property. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Neither the Company nor any of its Subsidiaries has entered into or is bound by any lease, lease guaranty, sublease, agreement for the leasing, use or occupancy of, or otherwise granting a right in or relating to any real property.

Section 2.18 Environmental Matters.

(a) For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Environmental Laws” shall mean any federal, state or local Laws (including common law) applicable to the Company or any of its Subsidiaries that regulate the protection of the environment, exposure of any individual to Hazardous Materials, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use or recycling of Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended, and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended.

“Hazardous Materials” shall mean any material, chemical, gas, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant,” or “contaminant” or that is otherwise regulated under Environmental Law.

(b) (i) The Company and each of its Subsidiaries has complied at all times in all material respects with all applicable Environmental Laws, holds all material environmental permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary for the conduct of the business of the Company and each of its Subsidiaries as currently conducted and is in compliance with respect thereto; (ii) none of the tangible property or assets (real, personal or mixed) currently owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are contaminated with any Hazardous Materials as a result of the Company’s or any of its Subsidiaries use or occupation of such property or assets or, to the Knowledge of the Company, otherwise, in a manner that could result in material Liability to, or a corrective action obligation on the part of, the Company; (iii) neither the Company nor any of its Subsidiaries is subject to material Liability for any Hazardous Materials disposal or contamination by the Company or any of its Subsidiaries on any third party property; (iv) neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company or any of Subsidiaries may be in violation of or subject to material Liability under any applicable Environmental Law; (v) neither the Company nor any of its Subsidiaries is a party to, or named in, any order, decree, injunction or other agreement with any Governmental Entity relating to material Liability of the Company or any of its Subsidiaries under any Environmental Law or relating to Hazardous Materials; and (vi) the Company has made available to Purchaser copies of all written environmental reports, studies and sampling data in its possession relating to the Company or any of its Subsidiaries or any of their property or assets (real, personal or mixed, tangible or intangible).

Section 2.19 Transactions with Affiliates.

(a) For purposes of this Section 2.19, the term “Affiliated Person” means (i) any holder of Company Capital Stock, (ii) any director, officer, employee or manager of the Company or any of its Subsidiaries, (iii) any Person that Controls, is Controlled by, or is under common Control with the Company, or (iv) any member of the immediate family of any natural Person described in the preceding clauses (i), (ii) or (iii) and any Person that is Controlled by, or is under common Control with any such immediate family member. For the purposes of this Section 2.19, “Control”, means the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise or the ownership, directly or indirectly, of at least fifty percent (50%) of the voting securities or other ownership interests of such Person; and the terms “Controlling” and “Controlled” have meanings that correspond to the foregoing.

(b) Neither the Company nor any of its Subsidiaries has, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any property or assets or obtained any services (other than services rendered in the ordinary course of business as director, officer, employee or manager of the Company or any of its Subsidiaries) from, (ii) sold, leased or otherwise disposed of any property or assets or provided any services to, (iii) entered into or modified in any manner any Contract with, or (iv) borrowed any money from, or made or forgiven any loan or other advance to, any Affiliated Person.

(c) The (i) Contracts of the Company and its Subsidiaries do not include any obligation or commitment between the Company or any of its Subsidiaries and any Affiliated Person, (ii) assets of the Company and its Subsidiaries do not include any receivable or other obligation or commitment from any Affiliated Person to the Company or any of its Subsidiaries, and (iii) liabilities of the Company and its Subsidiaries do not include any payable or other obligation or commitment from the Company or any of its Subsidiaries to any Affiliated Person.

(d) All Contracts, agreements and arrangements set forth in Section 2.19(b) and (c) of the Disclosure Schedule were entered into on an arms’-length basis.

(e) To the Knowledge of the Company, no Affiliated Person of the Company or any of its Subsidiaries is a party to any Contract with any vendor or supplier of the Company or any of its Subsidiaries.

Section 2.20 Unlawful Payments.

(a) None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any manager, director, officer, agent, distributor, employee or other Person acting on behalf of or in the name of the Company or any of its Subsidiaries with authority to do so has: (i) offered or used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to any political campaign or activity; (ii) offered or made a direct or indirect unlawful payment or conveyance of something of value to any foreign or domestic government official, employee or political candidate or established or maintained any unlawful or unrecorded funds; (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any equivalent to the FCPA or concerning such unlawful payments or gifts in any jurisdiction; (iv) offered or given any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value to any foreign or domestic government official or employee of any Governmental Entity; (v) received any unlawful discounts or rebates in violation of any applicable Law relating to antitrust or competition; or (vi) breached or waived any applicable foreign, federal or state law regarding business conduct, or any code of ethics promulgated by an applicable industry representative organization or trade organization applicable to the business of the Company and its Subsidiaries as currently conducted regarding business conduct.

Section 2.21 Brokers or Finders; Acquisition Expenses. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with the origination, negotiation or execution of this Agreement or the consummation of the Acquisition or any of the other transactions contemplated by this Agreement or the Ancillary Agreements. True and correct copies of all agreements between the Company or any of its Subsidiaries and any Person mentioned in Section 2.21 of the Disclosure Schedule, including without limitation any fee arrangements, have been made available to Purchaser. All Acquisition Expenses will be set forth in the Estimated Closing Date Schedule.

Section 2.22 Books and Records. The minute books and stock records of the Company and each of its Subsidiaries made available to Purchaser contain all (i) minutes of meetings of the Board of Directors and Stockholders of the Company and each of its Subsidiaries, (ii) written statements of actions taken by the Board of Directors and Stockholders of the Company and each of its Subsidiaries without a meeting, and (iii) records of the issuance, transfer and cancellation of all shares of Company Capital Stock and other Securities of the Company and each of its Subsidiaries, in each case since the date of incorporation of the Company and the date of formation of each of its Subsidiaries. Such minute book and stock record book are true and complete.

Section 2.23 State Takeover Statutes. The Board of Directors of the Company has taken all action necessary to ensure that any restrictions on business combinations contained in the DGCL (including Section 203 of the DGCL) or any other applicable Law will not apply to the Acquisition and the other transactions contemplated by this Agreement. No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Charter Documents is, or at the Closing will be, applicable to the Company, the shares of Company Capital Stock, the Acquisition or the other transactions contemplated by this Agreement.

Section 2.24 Complete Copies of Materials. The Company has made available to Purchaser true and complete copies of each document listed on the Disclosure Schedule, including each Material Contract.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Disclosure Schedule, each Seller (severally and not jointly and solely as to itself, himself or herself) represents and warrants to Purchaser that the following are true and correct as of the date hereof and true and correct as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall only be made as of such date).

Section 3.1 Several Seller Representations(a) .

(a) Such Seller is the record and beneficial owner of the number of the Shares, free and clear of all Liens, except for any Liens created by this Agreement, the community property rights of persons identified on the Spreadsheet and transfer restrictions arising under the Securities Act or state securities laws. Such Seller does not own any Securities issued by, or other obligations of, the Company or any Subsidiary which are not listed on the Spreadsheet.

(b) Such Seller is a natural person or a legal entity of the type set opposite such Seller’s name on the Spreadsheet. If such Seller is a natural person: (i) such Seller is competent and has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, and (ii) except as set forth on the Spreadsheet, no person has any community property rights by virtue of marriage or otherwise, in any of the Shares. If such Seller is not a natural person, such Seller: (i) has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of formation, (ii) has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, and (iii) has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement and the transaction contemplated hereby.

(c) This Agreement and each of the Ancillary Agreements to which such Seller is a party has been duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their terms, subject to the Bankruptcy and Equity Exception. Any Spousal Consent being executed by such Seller’s spouse is enforceable against such person in accordance with its terms.

(d) The execution and delivery of this Agreement and any Ancillary Agreement to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby will not result in a violation of, or a default under, or conflict with, or require any consent, approval or notice under, any contract, trust, commitment, agreement, obligation, understanding, arrangement or restriction of any kind to which such Seller is a party or by which such Seller is bound or to which the Shares are subject. Consummation by such Seller of the transactions contemplated hereby and thereby will not violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to such Seller or the Shares.

(e) This Agreement and the Ancillary Agreements will effectively vest in Purchaser good, valid and marketable title to, and ownership of, the Shares, free and clear of all Liens. Except for the Spousal Consent being executed simultaneously with the execution of this Agreement, no action is or will be required on the part of any person in order to effect the conveyance to Purchaser of such Seller’s right, title and interest in the Shares free and clear of any community property interest.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure schedule prepared by an appropriate officer of Purchaser and delivered to the Company prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), Purchaser represents and warrants to the Company that the following are true and correct as of the date hereof and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except for such representations and warranties as are made only as of a specific date, which shall only be made as of such date).

Section 4.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.

Section 4.2 Authority Relative to this Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Purchaser has taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transaction contemplated hereby. This Agreement has been duly executed by Purchaser and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 Litigation. As of the date hereof, there is no action, suit or proceeding pending or, to Purchaser’s knowledge, threatened against Purchaser that questions the validity of this Agreement or the Ancillary Agreements, or the right of Purchaser to enter into this Agreement or any Ancillary Agreement, or to consummate the transactions contemplated hereby or thereby.

Section 4.4 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Purchaser of this Agreement, the consummation of the transactions contemplated hereby, or the compliance by Purchaser with any of the provisions hereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws of Purchaser; (ii) any material Contract to which Purchaser is a party or by which any of the material properties or assets of Purchaser are bound that would have a material adverse effect on Purchaser’s obligation to effect the Closing; or (iii) any order of any Governmental Entity applicable to Purchaser or by which any of the properties or assets of Purchaser are bound.

(b) No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any Governmental Entity is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the compliance by Purchaser with any of the provisions hereof or the consummation of the transactions contemplated hereby, excluding for purposes of this Section 4.4(b) any of the transactions contemplated by Section 1.9.

ARTICLE V

COVENANTS OF THE COMPANY AND THE SELLERS

The Company and the Sellers covenant and agree to perform, as applicable, as follows:

Section 5.1 Conduct of Business of the Company. During the period from the date of this Agreement until the Closing, the Company agrees (i) to conduct the operations of the Company and each of its Subsidiaries only in the ordinary and usual course of business and consistent with past practices and (ii) to use its best efforts to preserve intact the present business organization of the Company and each of its Subsidiaries, keep available the services of the present officers, employees and consultants of such Person and preserve such Person’s present relationships with licensors, licensees, customers, suppliers, employees and others having business relationships with it. Without limiting the generality of the foregoing, the Company and its Subsidiaries hereafter shall not, directly or indirectly, without the prior written consent of Purchaser:

(a) propose or adopt any amendment to or otherwise change the Charter Documents or organizational documents of such Person;

(b) authorize for issuance, sale, pledge, disposition or encumbrance, or issue, sell, accelerate, pledge, dispose of or encumber any Company Capital Stock, Company Stock Option or any other Securities of, or ownership interest in, the Company or any of its Subsidiaries (other than issuance of Company Capital Stock upon exercise of any Company Stock Option or Company Warrant outstanding as of the date hereof), or amend any of the terms of any such Securities or agreements relating thereto outstanding on the date hereof;

(c) (i) reclassify, combine, split or subdivide any shares of Company Capital Stock; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of Company Capital Stock; or (iii) redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any outstanding Company Capital Stock or other Securities of the Company or any of its Subsidiaries;

(d) organize any new Subsidiary, acquire any equity securities of any Person or acquire any equity or ownership interest (financial or otherwise) in any business;

(e) (i) incur or assume any Liability or Indebtedness, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any third party; (iii) make any loans, advances or capital contributions to, or investments in, any third party; (iv) mortgage or pledge any of its material properties or assets, tangible or intangible, or create or suffer to exist any Lien, other than Permitted Liens, thereupon; or (v) authorize any new capital expenditures for property, plant and equipment;

(f) cancel any debts or waive, release or relinquish any contract rights or other rights of substantial value other than in the ordinary course of business, consistent with past practices;

(g) sell, transfer, or otherwise dispose of any of material properties or assets (real, personal or mixed, tangible or intangible);

(h) (i) make any change in the compensation of or payable to any of its directors, officers, employees, agents or consultants or to Persons providing management services to the Company or any of its Subsidiaries, or (ii) enter into or amend, in any material respect, any Benefit Plan;

(i) (i) terminate, fail to renew, abandon, cancel, fail to maintain, permit to lapse, fail to continue to prosecute or defend or dedicate to the public domain any Company Intellectual Property; (ii) license (except for non-exclusive licenses in the ordinary course of business consistent with past practice) or otherwise transfer or dispose of any Company Intellectual Property or any rights in Company Intellectual Property, or disclose to any Person any trade secret, formula, process or know-how not theretofore a matter of public knowledge other than in the ordinary course of business consistent with past practice and subject to appropriate confidentiality restrictions; or (iii) enter into any Contract with respect to or otherwise binding upon any Company Intellectual Property (except for non-exclusive licenses in the ordinary course of business consistent with past practice that do not differ in any material respect from the Standard Form Agreements);

(j) enter into, modify or amend in any material respect, terminate, or waive, release or assign any material rights or claims under, any Material Contract;

(k) authorize, recommend, propose or enter into or announce an intention to authorize, recommend, propose or enter into an agreement, understanding, confidentiality agreement, term sheet, letter of intent, agreement-in-principle or a definitive agreement with respect to any merger, consolidation, liquidation, dissolution, or business combination, any acquisition of a material amount of property, assets or securities, or any disposition of a material amount of property, assets or securities;

(l) make any change with respect to accounting policies or procedures in effect as of the Company’s fiscal year ended December 31, 2017;

(m) pay, prepay, discharge or satisfy any material claims, Liabilities, Indebtedness or Acquisition Expenses, other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices;

(n) file any amendment to any Tax Return or make any election relating to Taxes, change any election relating to Taxes already made, adopt or change any accounting method relating to Taxes, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(o) enter into any agreement to indemnify or hold harmless any Person; or

(p) commit or agree (in writing or otherwise) to take any of the foregoing actions or fail to take any action that could cause the failure of any of the conditions set forth in Article VII.

Section 5.2 Access. The Company shall afford to the officers, employees, accountants, counsel and other Representatives of Purchaser, full access during normal business hours from the date hereof until the Closing or termination of this Agreement, to all of the properties, books, contracts, commitments and records of the Company and its Subsidiaries and, during such period, the Company shall furnish promptly to Purchaser all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Purchaser may reasonably request.

Section 5.3 No Solicitation of Competing Transaction.

(a) Neither the Company nor any Seller shall (and neither the Company nor any Seller shall authorize or permit any Affiliate of the Company or any of its or their respective Representatives, including, but not limited to, investment bankers, attorneys and accountants, to), directly or indirectly, take any action to solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations or discussions with any Person or group (other than Purchaser or any of its Affiliates or Representatives) regarding any acquisition of the Company, any merger or consolidation with or involving the Company, any acquisition of all or any material portion of the stock or assets of the Company, any equity or debt issuance or financing, or any partnering or other similar transaction providing a third party with rights in or to any of the Company’s Intellectual Property that may serve as an alternative to or otherwise, defer, delay or preclude the consummation of the Acquisition (any such inquiry, proposal or offer being an “Acquisition Proposal”). The Company will notify Purchaser in writing immediately (and no later than within 24 hours) upon receipt by the Company or any Representative of the Company of any Acquisition Proposal, any request for nonpublic information in connection with any Acquisition Proposal or for access to the properties, books or records of the Company by any Person that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall set forth the identity of the Person making the Acquisition Proposal, the material terms thereof and copies of any written Acquisition Proposal, and the Company shall immediately provide Purchaser with a further notice of regarding any revisions to the terms thereof.

(b) Neither the Board of Directors of the Company nor any committee thereof thereafter will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Board of Directors of the Company or any committee thereof of this Agreement or transactions contemplated hereby, (ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal.

(c) No Seller shall (A) revoke or rescind his, her or its approval of this Agreement and the transactions contemplated hereby, or (B) enter into any understanding or agreement with respect to any Acquisition Proposal. Each Stockholder will vote all shares of Company Capital Stock beneficially owned by such Person against any Acquisition Proposal submitted to the Stockholders of the Company during the term of this Agreement. No Stockholder shall sell, transfer, assign or hypothecate any shares of Company Capital Stock or other Securities of the Company or take any action that would result in any of the conditions to the Closing not being satisfied or that would delay their satisfaction.

(d) The parties hereto agree that irreparable damage would occur if the provisions of this Section 5.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Purchaser will be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Purchaser may be entitled at law or in equity.

Section 5.4 Third Party Consents; Notices; Terminations.

(a) The Company and its Subsidiaries shall use all reasonable best efforts to obtain, prior to the Closing Date, all necessary consents, waivers and approvals of any Governmental Entities or any parties to any Contract as are required thereunder in connection with the Acquisition or for any such Contracts to remain in full force and effect after the Closing, so as to preserve all rights of, and benefits to, the Company under such Contract from and after the Closing, all of which are required to be listed in Section 2.4 of the Disclosure Schedule. Such consents, waivers and approvals shall be in a form reasonably acceptable to Purchaser.

(b) The Company or the applicable Subsidiary shall send each of the notices set forth in Schedule 5.4(b) promptly following the date hereof.

(c) The Company or the applicable Subsidiary shall terminate each of the Contracts set forth in Schedule 5.4(c), effective as of the Closing.

Section 5.5 280G Waivers and Consent.

(a) The Company shall obtain and deliver to Purchaser, prior to the initiation of the procedure described in Section 5.5(b), an excess parachute payment waiver, in substantially the form attached hereto as Exhibit B (“280G Waiver”), from each Person who the Company reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Acquisition and who would otherwise receive or have the right or entitlement to receive a “parachute payment” (as defined in Section 280G(b)(2) of the Code) from the Company, or from Purchaser or any trade or business (whether or not incorporated) that is a member of a controlled group or which is under common control with Purchaser within the meaning of Section 414 of the Code, under Section 280G of the Code as a result of the Closing or the consummation of the Acquisition (including in connection with certain changes in any such Person’s employment circumstances following the Closing). By the execution of such 280G Waiver, the Person executing the waiver shall agree to waive all of his or her right and entitlement to receive (or if already paid, his or her right and entitlement to keep) any portion of such “parachute payments” which would cause the Person executing the waiver to receive an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), unless the stockholders of the Company approve such waived payments in accordance with Section 280G(b)(5)(A)(ii) of the Code.

(b) The Company shall submit, in such form as is approved by Purchaser, the payments which are waived pursuant to the waiver agreements described in Section 5.5(a) to its stockholders for their approval in accordance with all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations.

Section 5.6 Repayment of Indebtedness; Acquisition Expenses.

(a) The Company and its Subsidiaries shall take all action necessary or appropriate to cause all outstanding Indebtedness of the Company and its Subsidiaries as of the Closing Date to be repaid and extinguished (or, in the case of Indebtedness to the founders of the Company, forgiven) on the Closing Date, without any further Liability to the Company or Purchaser. Not later than three (3) Business Days prior to the Closing Date, the Company will deliver to Purchaser payoff letters or other evidence of payment (or, in the case of Indebtedness to the founders of the Company, forgiveness) for all Indebtedness of the Company and its Subsidiaries each in form and substance satisfactory to Purchaser.

(b) On or prior to the Closing Date, the Company shall deliver to Purchaser termination statements in a form suitable for filing with the applicable Governmental Entities (or payoff letters authorizing Purchaser or the Company to file such termination statements), executed by each Person holding a security interest in any assets of the Company or its Subsidiaries as of the Closing Date, terminating any and all such security interests and evidence reasonably satisfactory to Purchaser that all Liens on assets of the Company and its Subsidiaries, except for Permitted Liens, shall be released on the Closing Date.

Section 5.7 FIRPTA Certificate. At or prior to Closing, the Company shall have delivered to Purchaser (i) a statement from the Company, signed by an authorized officer of the Company, that the Company is not, and has not been at any time during the five (5) years preceding the date of such statement, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, such statement in form and substance conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h) (the “FIRPTA Certificate”), and (ii) a form of notice to be delivered by Purchaser to the Internal Revenue Service on behalf of the Company in compliance with Treasury Regulation Sections 1.897-2(h)(2) in substantially the form of Exhibit C hereto.

Section 5.8 State Takeover Statutes. In the event that any “fair price,” “moratorium,” “control share acquisition,” or other anti-takeover statute or regulation or any anti-takeover provision of the Charter Documents is or becomes, or at the Closing will be, applicable to the Company, shares of Company Capital Stock, the Acquisition or the other transactions contemplated by this Agreement, the Company, at the direction of its Board of Directors and Purchaser shall each use their respective reasonable best efforts to ensure that the Acquisition and the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby.

Section 5.9 All Commercially Reasonable Efforts. Prior to the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Company, its Subsidiaries and each of the Sellers agrees to use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including using reasonable efforts to accomplish the following: (i) taking all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied, (ii) obtaining all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and taking all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) obtaining all necessary consents, approvals or waivers from third parties, and (iv) execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Ancillary Agreements.

ARTICLE VI

OTHER COVENANTS

Section 6.1 Confidentiality; Public Disclosure. Any public announcement, press release or similar publicity regarding this Agreement and the transactions contemplated hereby, including the public disclosure thereof, will be issued, if at all, at such time and in such manner as Purchaser determines; provided, that any such public announcement, press release or similar publicity prior to the Closing shall be subject to the Company’s prior written consent. Each of the Company and its Subsidiaries, the Sellers and the Sellers’ Representative shall not (and, prior to the Closing, the Company shall cause any Representative of the Company or its Subsidiaries to refrain from), directly or indirectly, disclose or issue or make any statement or communication to any third party (other than its or their respective legal, accounting, and financial advisors that are bound by confidentiality restrictions) regarding the existence or subject matter of this Agreement or the transactions contemplated hereby (including any claim or dispute arising out of or related to this Agreement, or the interpretation, making, performance, breach or termination hereof and the reasons therefor) or any other nonpublic, confidential or proprietary information concerning the Company or any Company Subsidiary (or, after the Closing, Purchaser or any of its Affiliates) without the consent of Purchaser, except (i) to the extent such disclosure is required by applicable Law, in which case the Company, or the Sellers’ Representative, as applicable, shall promptly notify Purchaser of such disclosure and cooperate at Purchaser’s expense with Purchaser to the extent practicable so as to seek to limit the information disclosed to the information required by applicable Law to be disclosed and will, to the extent practicable and at Purchaser’s expense, seek to obtain a protective order over, or confidential treatment of, such information, or (ii) for disclosures in dispute resolution proceedings to the courts or arbitrators involved in such proceedings and to other Persons involved in such proceedings (e.g., attorneys and expert witnesses) that are bound by confidentiality restrictions; provided, that such proceedings are brought in compliance with this Agreement, including Section 9.6. The University of Washington’s obligations under the Washington State Public Records Acts as interpreted by the University of Washington in its sole discretion shall take precedence over any obligation arising under this Agreement.

Section 6.2 Notification of Certain Matters. The Company or Purchaser, as the case may be, shall give prompt notice to the other party following receipt of knowledge of (a) the occurrence (or non-occurrence) of any event that would reasonably be expected to cause any representation or warranty of the Company or Purchaser, respectively and as the case may be, contained in this Agreement to be untrue or inaccurate at or prior to the Closing such that the conditions set forth in Section 7.2(a) or Section 7.2(a), respectively, would not be satisfied, and (b) the occurrence of any material failure of the Company or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions set forth in Section 7.2(b) or Section 7.2(a), respectively, would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.2 shall not have the effect of updating any disclosure permitted or required or limit or otherwise affect the remedies available to either party hereunder or affect or be deemed to modify any provisions of this Agreement or any Ancillary Agreement.

Section 6.3 Tax Matters.

(a) Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company that are required to be filed after the Closing Date taking into account any applicable extensions. All such Tax Returns relating to a Pre-Closing Tax Period shall be prepared, subject to the requirements of applicable Law, in accordance with past practice of the Company and in a manner consistent with Section 6.3(d). To the extent that any such Tax Return includes a Pre-Closing Tax Period and could reasonably be expected to give rise to an indemnity claim by any Indemnified Party under this Agreement, Purchaser shall deliver such Tax Return to the Sellers’ Representative at least fifteen (15) calendar days prior to the due date (or if less than fifteen (15) days remain before filing is due, one third (1⁄3) of the days remaining between Closing and the filing due date to the extent feasible) for its review and approval (which approval shall not be unreasonably withheld or delayed). Within five (5) Business Days following the delivery of such Tax Return to the Sellers’ Representative, the Sellers’ Representative shall notify Purchaser of any comment or dispute of any item contained therein, which notice shall set forth in reasonable detail the basis for such dispute. If the Sellers’ Representative fails to notify Purchaser of any dispute within such five (5) Business Day period, such Tax Return shall be deemed to be accepted by the Sellers’ Representative. If the Sellers’ Representative notifies Purchaser in writing of any objection regarding such Tax Return within the time periods set forth in this Section 6.3(a), Purchaser and the Sellers’ Representative shall cooperate in good faith to resolve such dispute as promptly as possible. If Purchaser and the Sellers’ Representative are unable to resolve the dispute within five (5) Business Days after receipt of such objection, the Sellers’ Representative shall submit such disputed items to a nationally recognized accounting firm reasonably acceptable to both the Sellers’ Representative and Purchaser (for purposes of this Section 6.3, the “Independent Accountants”) for resolution. The Independent Accountants shall, within forty-five (45) calendar days following its selection, deliver to Purchaser and the Sellers’ Representative a written report setting forth its determination as to such disputed items (and only such disputed items), and its determinations will be conclusive and binding upon the parties thereto for the purposes hereof. If the Independent Accountants cannot resolve the dispute before the Tax Return that is the subject of a disagreement is due, such Tax Return shall be filed as prepared by Purchaser pursuant to this Section 6.3 (a), subject to an amendment of the Tax Return upon resolution. The fees and disbursements of the Independent Accountants shall be apportioned equally (50/50) between the Sellers’ Representative (on behalf of the Sellers), on the one hand, and Purchaser, on the other hand.

(b) For purposes of this Agreement, in the case of any Taxes of the Company that are payable with respect to any Tax period beginning prior to the Closing Date and ending after the Closing Date (a “Straddle Period”), the portion of any such Taxes that relates to the Pre-Closing Tax Period shall: (i) in the case of real, personal and intangible property Taxes (and any other Taxes not based on or measured by income or receipts), equal the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending at the end of the day that is the Closing Date and the denominator of which is the number of days in such Straddle Period; and (ii) in the case of Taxes based on or measured by net income, gain, payroll or receipts of the Company and its Subsidiaries, equal the amount due for such other Taxes as if the Company had performed an interim closing of the books as of the close of business on the Closing Date. For purposes of clause (ii) of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of Tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c) Subject to this Section 6.3, Purchaser shall be responsible for, and shall have sole discretion with respect to, all Tax Returns required to be filed by the Company with respect to any taxable period that begins after the Closing Date.

(d) Following the Closing, Purchaser and its Affiliates (including on or after the Closing Date, the Company and its Subsidiaries) will not (i) except for any Tax Returns prepared and filed in accordance with Section 6.3(a), file or amend any Tax Returns of the Company or its Subsidiaries with respect to any Pre-Closing Tax Period, (ii) amend any Tax Return that was prepared and filed in accordance with Section 6.3(a), (iii) make or change any material Tax election or change any method of accounting that has retroactive effect to a Pre-Closing Tax Period, (iv) agree to extend or waive the statute of limitations with respect to Taxes of any the Company or its Subsidiaries for a Pre-Closing Tax Period, (v) initiate discussions or examinations with any Tax authority (including any voluntary disclosures) regarding Taxes with respect to any Pre-Closing Tax Period, or (vi) engage in any transaction on the Closing Date after the Closing outside the ordinary course of the Company’s business (other than as explicitly contemplated by this Agreement), in each such case except (A) with the prior written consent of the Sellers’ Representative (which will not be unreasonably withheld, delayed, or conditioned), (B) if such action could not form the basis for a claim of indemnification against the Sellers pursuant to this Agreement, or (C) if Purchaser releases Sellers from any obligation to indemnify the Indemnified Parties on account of Taxes attributable to such action. For the avoidance of doubt, it shall be unreasonable for the Sellers’ Representative to withhold, condition or delay consent to any action required by applicable Law.

(e) All income Tax Returns with respect to Pre-Closing Tax Periods described in Section 6.3(a) shall be prepared, and Pre-Closing Taxes and the Closing Consideration shall be calculated, in accordance with the following rules:

(i) To the extent permitted or required under applicable Law, the Closing Date shall be treated as the last day of the taxable period of the Company and its Subsidiaries for all Tax purposes, and the Company shall join the consolidated group that includes Purchaser on the day after the Closing Date; and

(ii) Purchaser and the Sellers agree for all applicable Tax purposes that (A) the right of the Sellers to any Earn-Out Payment shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Laws, as appropriate, and (B) if and to the extent any Earn-Out Payment is made to the Sellers, interest may be imputed on such amount payable to the Sellers if required by Section 483 or 1274 of the Code. Each of Purchaser, the Company and the Sellers shall prepare and file all Tax Returns consistent with, and shall not take any Tax position inconsistent with, this Section 6.3(e).

Section 6.4 Cooperation and Assistance. Purchaser and the Sellers’ Representative shall provide each other with such cooperation and assistance as may be reasonably requested by either of them in connection with the preparation of any Tax Return, any audit or other examination by any Tax Authority, or any judicial or administrative proceedings relating to liability for Taxes, and until the seventh (7th) anniversary of the Closing Date, and each will retain and provide the other with any records or information which may be necessary for such Tax Return Audit, or examination, proceedings or determination. Notwithstanding the foregoing or any other provision herein to the contrary, in no event will the Sellers’ Representative be entitled to review or otherwise have access to any Tax Return, or information related thereto, of Purchaser or its Affiliates (other than any Tax Return of the Company or its Subsidiaries that relate to a Pre-Closing Tax Period).

Section 6.5 Indemnification of Company Board and Officers. Purchaser will ensure that the Company fulfills its indemnification obligations to present and former members of the Board of Directors of the Company Board (the “Indemnified D&Os”) pursuant to the terms of the Charter Documents as in effect on the date hereof. The provisions of this Section 6.5 shall survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified D&O and their successors, assigns and heirs and cannot be amended in a manner adverse to an Indemnified D&O without such Person’s consent.

Section 6.6 Rockefeller License. After the Closing, Purchaser shall use commercially reasonable efforts to negotiate and execute a tangible materials license agreement between Purchaser or the Company and The Rockefeller University for a non-exclusive license by The Rockefeller University to Purchaser or the Company of the materials and intellectual property developed by or under the supervision of Dr. Ali Brivanlou known as the RUES2 cells and any derivatives generated from the RUES2 cells for use in Earn-Out Products (the “Rockefeller License”). If Purchaser enters into the Rockefeller License, Purchaser will (a) use commercially reasonable efforts to maintain the Rockefeller License in full force and effect and (b) will not terminate or amend the Rockefeller License in a manner that would materially impair the rights of the Sellers’ Representative pursuant to Section 1.9 hereof without the prior written consent of the Sellers’ Representative, until, in the case of each of clauses (a) and (b), the end of the Earn-Out Period.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions of Obligations of the Sellers. The obligation of the Sellers to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, unless waived specifically in writing by the Sellers:

(a) The representations and warranties of Purchaser set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects (except for representations and warranties containing materiality qualifiers, which shall be true and correct in all respects) as of the Closing Date (except for representations and warranties that address matters only as of a specific date, which shall be true and correct as of such date).

(b) Purchaser shall have performed and complied, in all material respects, with all obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

Section 7.2 Conditions of Obligations of Purchaser . The obligation of Purchaser to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, unless specifically waived in writing by Purchaser:

(a) The Fundamental Reps (disregarding all materiality or Company Material Adverse Effect qualifiers) shall be true and correct in all respects as of the date of this Agreement and the Closing Date. The other representations and warranties of the Company (disregarding all materiality or Company Material Adverse Effect qualifiers) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except for representations and warranties that address matters only as of a specific date, which shall be true and correct as of such date).

(b) The Company, the Sellers and their Affiliates shall have performed and complied, in all material respects, with all obligations and covenants required to be performed or complied with by them under this Agreement or any Ancillary Agreement at or prior to the Closing Date.

(c) The Company shall not have suffered a Company Material Adverse Effect.

(d) (i) All consents, permits and approvals of Governmental Entities and expiration or termination of all waiting periods (including all extensions thereof) that may be necessary in connection with the execution of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including under applicable Law pertaining to antitrust, competition or fair trade or transactions resulting in control of a U.S. business by a foreign person, and (ii) each private third party notice, consent or waiver and termination of agreement set forth on Schedule 7.2(d)(ii), shall have been provided or obtained with no conditions attached and no expense imposed on the Company, Purchaser or their Affiliates.

(e) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

(f) No Proceeding shall be pending or threatened against the Company or its Subsidiaries; and no Proceeding shall be pending or threatened against any Seller or against Purchaser with respect to the Company, this Agreement or the transactions contemplated hereby.

(g) The Board of Directors of the Company shall have unanimously approved this Agreement, the Ancillary Agreements to which the Company is or will be a party, and the other transactions contemplated hereby and thereby, and such approval shall not have been withdrawn, qualified or rescinded.

(h) (i) Each of the Sellers shall have entered into this Agreement, (ii) each Key Employee shall have executed and delivered to Purchaser an Offer Letter and Proprietary Rights Agreement, (iii) each of the Key Consultants shall have executed and delivered to Purchaser a Consulting Agreement, and (iv) each of the Persons set forth on Schedule A-3 hereto shall have executed and delivered to Purchaser a Restrictive Covenants Agreement. Each such agreement shall be and remain in full force and effect, and no such Person shall have terminated or threatened to terminate employment or services or any such agreement.

(i) Purchaser shall have received a certificate of good standing of the Company and each of its Subsidiaries from the Secretary of State of the State of Delaware and all other jurisdictions in which the Company or any of its Subsidiaries is required to be qualified to do business.

(j) The Company shall have received resignation letters from all officers and directors of the Company and each of its Subsidiaries, effective as of the Closing.

(k) Purchaser shall have received the Spreadsheet Certificate from the Company pursuant to Section 1.5(b) in form and substance satisfactory to Purchaser.

(l) The Company shall have delivered to Purchaser the Section 280G Waivers and shall have submitted the payments which were waived to the stockholders as described in Section 5.5(b) in form and substance satisfactory to Purchaser.

(m) Purchaser shall have received from the Company an officer’s certificate certifying to the fulfillment of the conditions specified in Section 7.2(a) through (f) in form and substance reasonably satisfactory to Purchaser (the “Company Certificate”).

(n) Purchaser shall have received a certificate, validly executed by the Secretary of the Company, certifying as to the resolutions of the Board of Directors of the Company approving this Agreement, the Ancillary Agreements to which the Company is or will be a party, and the transactions contemplated hereby and thereby, in form and substance reasonably satisfactory to Purchaser (the “Secretary’s Certificate”).

(o) Purchaser shall have received from each Stockholder a Spousal Consent to this Agreement from any Person with any community or marital property interest in the Shares sold by such Stockholder and certificates representing the Shares sold such Stockholder, duly and validly endorsed in favor of Purchaser or accompanied by a separate stock power duly and validly executed by such Stockholder and otherwise sufficient to vest in Purchaser good and marketable title to such Shares.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Company and Purchaser;

(b) by either the Company or Purchaser, if

(i) any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their commercially reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the consummation of the Acquisition and such order, decree, ruling or other action shall have become final and non-appealable; or

(ii) if the Acquisition shall not have been consummated before 90 days after the date of this Agreement (unless the failure to consummate the Acquisition by such date shall be due to the action or failure to act of the party seeking to terminate);

(c) by the Company, if Purchaser shall have breached in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach (i) would cause any of the conditions set forth in Section 7.1 (Conditions of Obligations of the Sellers) not to be satisfied, and (ii) shall not have been cured within ten (10) Business Days following receipt by Purchaser of written notice of such breach from the Company;

(d) by Purchaser, if the Company or Sellers shall have breached in any material respect any representation, warranty or covenant contained in this Agreement, which breach (i) would cause any of the conditions set forth in Section 7.2 (Conditions of Obligations of Purchaser ) not to be satisfied and (ii) shall not have been cured within ten (10) Business Days following receipt by the Sellers’ Representative of written notice of such breach from Purchaser; or

(e) by Purchaser, if a Company Material Adverse Effect shall have occurred and shall not have been cured or remedied within ten (10) Business Days from the date of its occurrence.

Section 8.2 Effect of Termination. Termination of this Agreement shall not relieve either party for a willful breach of the Agreement or fraud prior to such termination. The provisions of Section 6.1 (Confidentiality; Public Disclosure), Section 11.2 (Fees and Expenses), this Section 8.2 (Effect of Termination) and Article XI (Miscellaneous) of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Indemnification by the Sellers.

(a) From and after the Closing, each Seller shall, severally but not jointly, indemnify, hold harmless and reimburse each of Purchaser, the Company, and any employee, director, officer, Affiliate, agent or representative of each of them (the “Indemnified Parties”) for any payment, obligation, assessment, loss, Tax, Liability, damages, cost, interest, award, judgment, penalty or expense (including reasonable attorneys’ fees and expenses) (collectively, “Damages”) incurred or sustained by the Indemnified Parties, or any of them, arising from, relating to or in connection with, directly or indirectly, whether or not such Damages relate to any third party claim:

(i) any inaccuracy in or breach of any of the representations or warranties of the Company or any Seller in this Agreement or in the Company Certificate, Secretary’s Certificate or Spreadsheet Certificate;

(ii) any failure by the Company to perform or comply with any covenant or agreement in this Agreement;

(iii) any claims regarding rights to acquire Company Capital Stock or ownership of Company Capital Stock;

(iv) any inaccuracy or omission in the Spreadsheet;

(v) any intentional or knowing misrepresentation or fraud by the Company or its agents in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby;

(vi) without duplication, all Pre-Closing Taxes, Indebtedness and Acquisition Expenses to the extent not included in the calculation of the Closing Consideration;

(vii) any claim for indemnification, contribution, advancement of expenses or other Liability asserted by any past or present directors, officers, agents or Affiliates of the Company or its Subsidiaries with respect any act or omission on the part of such person that arose or occurred at or prior to the Closing; or

(viii) any matter set forth in Schedule 9.1 hereto (each a “Designated Matter”).

(b) From and after the Closing, each Seller shall, severally but not jointly, solely as to himself or itself, indemnify, hold harmless and reimburse each of the Indemnified Parties for Damages incurred or sustained by the Indemnified Parties, or any of them, arising from, relating to or in connection with, directly or indirectly, whether or not such Damages relate to a third-party claim, Seller’s breach of such Seller’s covenants set forth in Section 6.1.

(c) For the purpose of determining the amount of Damages suffered by an Indemnified Party as a result of any breach of any representation or warranty of the Company or any Seller that is qualified by a materiality or a Company Material Adverse Effect qualifier or standard, such materiality or Company Material Adverse Effect qualifier or standard shall be disregarded.

(d) This Article IX provides for indemnification against all Damages incurred or sustained by one or more of the Indemnified Parties as a result of the matters set forth herein, whether such indemnification is (i) pursuant to a direct claim by any Indemnified Party or (ii) against Damages incurred or sustained as a result of a third party claim.

(e) For Tax purposes, any payment made pursuant to this Article IX shall be treated as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

Section 9.2 Survival of Representations and Warranties.

(a) Subject to Section 9.2(b), (i) the representations and warranties of the Company set forth in Section 2.14 (Intellectual Property) and Section 2.15 (Regulatory Compliance) (collectively, the “Intellectual Property Reps”) will survive until the two (2) year anniversary of the Closing Date; (ii) (A) the representations and warranties of the Sellers set forth in Section 3.1 (Several Seller Representations) and of the Company set forth in Section 2.1 (Organization), Section 2.2 (Capitalization), Section 2.4 (Authority), Section 2.6 (“Size of Person” Threshold), Section 2.12 (Taxes), and Section 2.21 (Brokers or Finders; Acquisition Expenses) (collectively, the “Fundamental Reps”) and (B) claims for indemnification of Damages based upon the breach of any covenant or obligation (including the indemnifiable matters set forth in Section 9.1(a)(ii)—Section 9.1(a)(viii)) will each survive until the eight (8) year anniversary of the Closing; and (iii) the other representations and warranties of the Company set forth in Article II shall survive until the fifteen (15) month anniversary of the Closing; provided, however, that if a Notice of Claim (as defined in Section 9.6(a)) is given to the Sellers’ Representative on or prior to the applicable expiration date of such representation or warranty or obligation, then, notwithstanding anything to the contrary contained in this Section 9.2, such representation or warranty or obligation will not expire as it relates to such claim, but rather shall remain in full force and effect until such time as such claim has been fully and finally resolved. Notwithstanding any other provision of this Agreement, to the extent the survival periods and termination dates applicable to the representations and warranties and indemnifiable matters set forth herein exceed any applicable statute of limitations, the survival periods and termination dates set forth herein shall supersede any statute of limitations applicable to such representations and warranties and indemnifiable matters.

(b) Notwithstanding anything to the contrary contained in Section 9.2(a), the limitations set forth in Section 9.2(a) will not apply in case of a claim based on any intentional or knowing misrepresentation or fraud by the Company or any Seller in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

(c) The representations and warranties set forth in Article IV will expire immediately following the Closing.

(d) All covenants and agreements set forth in this Agreement will survive the Closing.

(e) The representations, warranties, covenants and obligations of the Company or the Sellers (as applicable), and the rights and remedies that may be exercised by the Indemnified Parties, will not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or any knowledge of, any of the Indemnified Parties or any of their Representatives.

Section 9.3 Indemnification Basket. The provisions for indemnity contained in Section 9.1(a) shall become effective only in the event that the aggregate amount of all Damages for which the Sellers are liable under this Article IX exceeds fifty thousand dollars ($50,000) (the “Indemnification Basket”), in which event, the Sellers shall be responsible for the aggregate amount of such Damages, and not just the amount in excess of the Indemnification Basket; provided, however, that claims for indemnification from and against Damages relating to any the following shall not be subject to the Indemnification Basket: (i) any inaccuracy in or breach of the Intellectual Property Reps or the Fundamental Reps, and (ii) the indemnifiable matters set forth in Section 9.1(a)(ii)—(viii).

Section 9.4 Limitations on Indemnity. The aggregate liability of each Seller for claims of indemnification from and against Damages pursuant to (i) Section 9.1(a)(i) will not exceed for each Seller on a pro rata basis (based upon such Seller’s applicable Indemnification Pro Rata Percentage): (A) with respect to Damages arising from or relating to any inaccuracy in or breach of representations and warranties other than the Intellectual Property Reps and the Fundamental Reps, the Holdback; (B) with respect to Damages arising from or relating to any inaccuracy in or breach of the Intellectual Property Reps, the Holdback plus setoff against 10% of each Earn-Out Payment that becomes due and payable and (C) with respect to Damages arising from or relating to any inaccuracy in or breach of the Fundamental Reps, the Purchase Price actually received by or payable to such Seller; provided, that, in the case of any claim pursuant to Section 9.1(a)(i) that relates to an inaccuracy in or breach of the representations and warranties of any Seller pursuant to Section 2.1, only the Seller who committed such breach shall have liability for such claim in excess of the Holdback; and (ii) Section 9.1(a)(ii) – Section 9.1(a)(viii) and Section 9.1(b) will not exceed for each Seller on a pro rata basis (based upon such Seller’s applicable Indemnification Pro Rata Percentage) the Purchase Price actually received by or payable to such Seller; provided, however, if and to the extent permitted by applicable law including, but not limited to RCW 28B.20.250, that the preceding limitations shall not apply to or otherwise limit any claims for indemnification from and against Damages for claims based on intentional or knowing misrepresentation or fraud against any Seller who participated in such intentional or knowing misrepresentation or fraud or of which such Seller had actual knowledge. For the avoidance of doubt, in the case of any claim pursuant to Section 9.1(b), only the Seller who committed such breach shall have liability for such claim (and, in the case of any recovery from the Holdback or setoff against an Earn-Out Payment, only such Seller’s interest in the Holdback and Earn-Out Payment will be affected).

(b) Claims for indemnification from and against Damages shall be first satisfied by release of cash from the Holdback (in accordance with each Seller’s Pro Rata Percentage) in accordance with Section 9.6, and second by setoff against any Earn-Out Payment (in accordance with each Seller’s Pro Rata Percentage) then payable pursuant to Section 1.8 in accordance with Section 9.6. To the extent that indemnifiable Damages exceed or may exceed the Holdback and any Earn-Out Payment then payable pursuant to Section 1.8, they shall, subject to the limitations set forth in this Section 9.4 and Section 9.6, be recoverable in any manner permitted by, and subject to the limitations set forth in, this Agreement and applicable Law.

(c) From and after the Closing, the Sellers shall not have any right of contribution, indemnification or right of advancement from Purchaser or any of its Affiliates with respect to any Damages claimed by an Indemnified Party.

Section 9.5 Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Proceeding with respect to which an Indemnified Party may be entitled to indemnification pursuant to this Article IX, such Indemnified Party shall have the right, at its election, to proceed with the defense of such claim or Proceeding on its own. If such Indemnified Party so proceeds with the defense of any such claim or Proceeding:

(a) the Sellers shall make available to the Indemnified Party any documents and materials in their possession or control (if any) that may be necessary to the defense of such claim or Proceeding;

(b) the Sellers’ Representative will be entitled to participate in the defense of any such claim or Proceeding on behalf of the Sellers (but not to appear of record or communicate with the Person asserting any such claim or Proceeding or its Representatives), at the sole cost and expense of the Sellers’ Representative (on behalf of the Sellers); and

(c) the Indemnified Party shall have the right to settle, adjust or compromise such claim or Proceeding without the consent of the Sellers’ Representative; provided, however, that if the Indemnified Party settles without the consent of the Sellers’ Representative, such settlement shall not be deemed conclusive of the existence of an indemnifiable claim or the amount of Damages for purposes of this Article IX.

An Indemnified Party will give the Sellers’ Representative notice after it has been served in connection with the commencement of any such claim or Proceeding against any Indemnified Party; provided, however, that any failure on the part of any Indemnified Party to so notify the Sellers’ Representative will not limit any of the obligations of the Sellers, or any of the rights of any Indemnified Party, under this Article IX (except to the extent such failure prejudices the defense of such Proceeding). If an Indemnified Party does not elect to proceed with the defense of any such Proceeding, the Sellers’ Representative may proceed with the defense of such Proceeding with counsel reasonably satisfactory to the Indemnified Party or Indemnified Parties; provided, however, that the Sellers’ Representative may not settle or compromise any such Proceeding without the prior written consent of the Indemnified Party or Indemnified Parties.

Section 9.6 Claim Procedures. Any claim for indemnification pursuant to this Article IX (and, at the option of any Indemnified Party, any other claim for a monetary remedy, such as in the case of a claim based upon intentional misrepresentation or fraud relating to this Agreement) will be brought and resolved exclusively in accordance with this Section 9.6.

(a) Notice of Claims for Indemnification. If any Indemnified Party has incurred or suffered or believes that it may incur or suffer, Damages for which it is or may be entitled to be held harmless, indemnified, compensated or reimbursed under this Article IX or for which it is or may be entitled to a monetary remedy (such as in the case of a claim based on intentional misrepresentation or fraud), such Indemnified Party may deliver a notice of claim (a “Notice of Claim”) to the Sellers’ Representative. Each Notice of Claim shall: (i) state that such Indemnified Party believes that such Indemnified Party is or may be entitled to indemnification, compensation or reimbursement under Article IX of the Agreement or is or may otherwise be entitled to a monetary remedy; (ii) contain a brief description of the circumstances supporting such Indemnified Party’s belief that such Indemnified Party is so entitled to indemnification or is or may otherwise be entitled to a monetary remedy; and (iii) if practicable, contain a non-binding, preliminary estimate of the aggregate dollar amount of actual and potential Damages that have arisen and may arise as a result of such circumstances (the aggregate amount of such estimate, as it may be modified by such Indemnified Party from time to time, being referred to as the “Claimed Amount”).

(b) Objecting to Claims for Indemnification. During the thirty (30) day period commencing upon delivery by an Indemnified Party to the Sellers’ Representative of a Notice of Claim (the “Dispute Period”), the Sellers’ Representative may deliver to the Indemnified Party who delivered the Notice of Claim a written response (the “Response Notice”) in which the Sellers’ Representative: (i) agrees that the full Claimed Amount is owed to the Indemnified Party; (ii) agrees that part, but not all, of the Claimed Amount (the “Agreed Amount”) is owed to the Indemnified Party; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnified Party. If the Response Notice is delivered in accordance with clause (ii) or (iii) of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Sellers’ Representative’s claim that only a portion or no part of the Claimed Amount is owed to the Indemnified Party, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Indemnified Party pursuant to the Response Notice (or the entire Claimed Amount, if the Sellers’ Representative asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnified Party) is referred to herein as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by the Indemnified Party to the Claimed Amount). If a Response Notice is not received by the Indemnified Party prior to the expiration of the Dispute Period, then the Sellers’ Representative shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnified Party.

(c) Payment of Uncontested Amounts.

(i) If the Sellers’ Representative delivers a Response Notice to the Indemnified Party agreeing that the full Claimed Amount is owed to the Indemnified Party or the Sellers’ Representative does not deliver a Response Notice during the Dispute Period, then: (A) the lesser of the Then Remaining Holdback Amount (as defined below) and the entire Claimed Amount shall be released from the Holdback Amount; and (B) if the Then Remaining Holdback Amount is less than the Claimed Amount, the Sellers shall, within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, pay the amount of such shortfall to Purchaser. The “Then Remaining Holdback Amount” shall mean the amount by which the Holdback exceeds the sum of all amounts previously deemed or determined to be due and owing to any Indemnified Party pursuant to this Article IX.

(ii) If the Sellers’ Representative delivers a Response Notice to the Indemnified Party during the Dispute Period agreeing that less than the full Claimed Amount is owed to the Indemnified Party, then: (A) the lesser of the Then Remaining Holdback Amount and the entire Agreed Amount shall be released from the Holdback; and (B) if the Then Remaining Holdback Amount is less than the Agreed Amount, the Sellers shall, within ten (10) Business Days following the delivery of such Response Notice, pay the amount of such shortfall to Purchaser.

(d) Resolution of Contested Amounts.

(i) If the Sellers’ Representative delivers a Response Notice to the Indemnified Party during the Dispute Period indicating that there is a Contested Amount, the Sellers’ Representative and the Indemnified Party shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnified Party and the Sellers’ Representative resolve such dispute, then their resolution of such dispute shall be binding on the Sellers and such Indemnified Party and a settlement agreement stipulating the amount owed to the Indemnified Party (the “Stipulated Amount”) shall be signed by the Indemnified Party and the Sellers’ Representative. Upon execution of a settlement agreement, (A) the lesser of the Then Remaining Holdback Amount and the entire Stipulated Amount shall be released from the Holdback; and (B) if the Then Remaining Holdback Amount is less than the Stipulated Amount, the Sellers shall, within ten (10) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, pay the amount of such shortfall to Purchaser.

(ii) If the Sellers’ Representative and the Indemnified Party are unable to resolve the dispute relating to any Contested Amount during the thirty (30)-day period commencing upon the delivery of the Response Notice to the Indemnified Party, then either the Indemnified Party or the Sellers’ Representative may submit the claim described in the Notice of Claim to arbitration to be settled by binding arbitration in King County, Washington in accordance with the JAMS Comprehensive Arbitration Rules and Procedures then in effect. Arbitration will be conducted by one arbitrator, mutually selected by the Indemnified Party and the Sellers’ Representative; provided, however, that if Indemnified Party and the Sellers’ Representative fail to mutually select an arbitrator within fifteen (15) days after such dispute is submitted to arbitration, then the arbitrator shall be selected by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures then in effect. The parties agree to use commercially reasonable efforts to cause the arbitration hearing to be conducted within seventy-five (75) days after the appointment of the arbitrator, and to use commercially reasonable efforts to cause the decision of the arbitrator to be furnished within fifteen (15) days after the conclusion of the arbitration hearing. The arbitrator’s authority shall be confined to deciding: (a) whether the Indemnified Party is entitled to recover the Contested Amount (or a portion thereof), and the portion of the Contested Amount the Indemnified Party is entitled to recover; and (b) the non-prevailing party in the arbitration. The final decision of the arbitrator shall include the dollar amount of the award to the Indemnified Party, if any (the “Award Amount”), shall be furnished to the Sellers’ Representative and the Indemnified Party in writing and shall constitute a conclusive determination of the issue(s) in question, binding upon the Sellers and the Indemnified Party. The non-prevailing party in any such arbitration shall pay the reasonable expenses (including attorneys’ fees) of the prevailing party, and the fees and expenses associated with the arbitration (including the arbitrators’ fees and expenses). If an Indemnified Party is found to be the prevailing party in any arbitration, the amount of the fees and expenses of such Indemnified Party payable by the non-prevailing party pursuant to the immediately preceding sentence shall be added to the Award Amount. The non-prevailing party shall be determined solely by the arbitrator. Upon determination of an Award Amount in accordance with this Section 9.6(d): (A) the lesser of the Then Remaining Holdback Amount and the entire Award Amount shall be released from the Holdback; and (B) If the Then Remaining Holdback Amount is less than the Award Amount, the Sellers shall, within ten (10) Business Days following the delivery of the final decision of the arbitrator (or such shorter period as may be set forth in such final decision), pay the amount of such shortfall to Purchaser.

(e) Holdback Release.

(i) Within ten (10) Business Days after the Holdback Release Date, Purchaser shall determine the aggregate amount, as of the Holdback Release Date, of the Claimed Amounts and Contested Amounts associated with all claims contained in Notices of Claim that have not been finally resolved and paid prior to such date (the “Unresolved Claims”) and shall release the amount, if any, by which the Then Remaining Holdback Amount exceeds the aggregate amount of Unresolved Claims (the “Holdback Release Amount”) from the Holdback in accordance with Section 1.3. The portion of the Then Remaining Holdback Amount retained by Purchaser pursuant to this Section 9.6(e)(i) is referred to as the “Retained Amount.”

(ii) Following the Holdback Release Date, within ten (10) Business Days after the final resolution of each Unresolved Claim and the delivery to all Indemnified Parties of all amounts to be delivered to such Persons with respect to such Unresolved Claim from the Retained Amount, if any, Purchaser shall cause the applicable portion of the Retained Amount that was retained in respect of such Unresolved Claim and that is not paid or payable to Purchaser in respect of such Unresolved Claim or payable to Purchaser in respect of any other Unresolved Claim, if any, to be released from the Holdback and distributed to the Sellers in accordance with Section 1.3. If the remaining Retained Amount is less than the amount to be delivered to the Indemnified Parties with respect to such Unresolved Claim, then the Sellers shall, within ten (10) Business Days following the resolution of such Unresolved Claims, pay the amount of such shortfall to Purchaser, subject to the limitations in Section 9.4.

(f) Set-Off and Payment of Claimed Amounts. All payments by the Sellers described in this Section 9.6(f) shall be subject to the limitations on indemnity set forth in Section 9.4.

(i) Purchaser shall have the right to set off and apply against any Earn-Out Payment an amount up to the amount by which all Claimed Amounts specified in any Notice of Claim delivered by Purchaser hereunder prior to the date of the Earn-Out Payment against which such set off is applied exceed the Then-Remaining Holdback Amount if such amount has not otherwise been paid to Purchaser by the Sellers and continues to be owed to or recoverable by any Indemnified Party (the amount so withheld and set-off pursuant to this Section 9.6(f), the “Offset Amount”).

(ii) In the event Purchaser exercises its set off rights pursuant to this Section 9.6(f) and withholds an Offset Amount from any Earn-Out Payment, Purchaser shall notify the Sellers’ Representative thereof in writing (the “Offset Notification”) no later than the day that such Earn-Out Payment is due and upon the final resolution of the claim for indemnification with respect to which the Offset Notification is delivered in accordance with the provisions of this Article IX, Purchaser shall cause the Persons from whom such amount was set off to be paid the amount, if any, by which the Offset Amount exceeds the amount of Damages to which Purchaser has been deemed or determined to be entitled in connection with such resolution and for which such Persons are liable pursuant to this Article IX.

Section 9.7 Exclusive Remedy. The parties agree that after the Closing, this Article IX will constitute the sole remedy of any Indemnified Party for recovery of Damages incurred or sustained by the Indemnified Parties pursuant to this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall (i) limit or in any way restrict the representations, warranties and covenants of the Assignee under Section 1.9 of this Agreement, of a Seller or the Seller’s Representative under Section 6.1 of this Agreement, or of a Seller under an Ancillary Agreement with that Seller or (ii) limit the rights or remedies of Purchaser or any other Indemnified Party with respect to equitable remedies for non-monetary damages, including specific performance, injunctive and other equitable relief.

Section 9.8 Sellers’ Representative.

(a) The Sellers authorize, designate and appoint the Sellers’ Representative to act as the sole and exclusive agent, attorney-in-fact and representative of each of the Sellers and the Sellers’ Representative is hereby authorized and directed to (i) take any and all actions (including without limitation executing and delivering any documents, incurring any costs and expenses for the account of the Sellers and making any and all determinations required by this Agreement) which may be required in carrying out his, her or its duties under this Agreement, (ii) bring any and all claims against Purchaser or its Affiliates for breach of any of their respective representations, warranties, obligations or covenants or other rights of the Sellers under this Agreement, (iii) exercise such other rights, power and authority as are authorized, delegated and granted to the Sellers’ Representative under this Agreement in connection with the transactions contemplated hereby, and (iv) exercise such rights, power and authority as are incidental to the foregoing. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Sellers’ Representative consistent therewith shall be absolutely and irrevocably binding on each Seller as if such Seller personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Seller’s individual capacity.

(b) The Sellers’ Representative shall have no duties towards the Sellers, and shall not incur any Liability to the Sellers, and the Sellers shall have no claims, including those that may arise in the future, against the Sellers’ Representative for any action or inaction taken or not taken by him, her or it in connection with his, her or its service as the Sellers’ Representative, except to the extent that such action or inaction shall have been held by a court of competent jurisdiction to constitute willful misconduct. The Sellers shall severally indemnify and hold the Sellers’ Representative harmless against any loss, Liability or expense incurred without gross negligence or bad faith on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of his, her or its duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Sellers’ Representative.

(c) The Sellers’ Representative shall have reasonable access to information about the Company and the reasonable assistance of the Company’s executive officers for purposes of performing his, her or its duties and exercising his, her or its rights hereunder; provided, that the Sellers’ Representative shall treat confidentially and not disclose any nonpublic information from or about Purchaser or its Affiliates to anyone (except on a need-to-know basis to individuals who agree in writing to treat such information confidentially); provided, further, that such access and assistance shall not interfere with or adversely affect the Company’s business.

(d) A decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision of all Sellers and shall be final, binding and conclusive upon each such Seller.

(e) In the event the Sellers’ Representative becomes unable to perform his, her or its responsibilities hereunder or resigns from such position, the Sellers (acting by a written instrument signed by Sellers who held, as of immediately prior to the Closing, a majority of the Outstanding Common Stock) shall select another representative to fill the vacancy of the Sellers’ Representative, and such substituted representative shall be deemed to be the Sellers’ Representative for all purposes of this Agreement. The Sellers’ Representative may only be removed upon delivery of written notice to Purchaser signed by Sellers who, as of immediately prior to the Closing, held a majority (by voting power) of the Outstanding Common Stock. The Sellers’ Representative shall provide Purchaser prompt written notice of any replacement of the Sellers’ Representative, including the identity and address of the new Sellers’ Representative.

ARTICLE X

DEFINITIONS AND INTERPRETATION

Section 10.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“280G Waiver” has the meaning set forth in Section 5.5(a) hereof.

“Acquisition Expenses” has the meaning set forth in Section 11.2 hereof.

“Acquisition Proposal” has the meaning set forth in Section 5.3 hereof.

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreed Amount” has the meaning set forth in Section 9.6(b) hereof.

“Agreement” or “this Agreement” means this Stock Purchase Agreement, together with the Exhibits and Schedules hereto.

“Ancillary Agreements” means the Offer Letters, the Proprietary Rights Agreements, the Consulting Agreements, the Restrictive Covenants Agreements, the Spousal Consents, and any certificate or other transaction document required to be delivered by the Company or any Seller hereby.

“Annual Net Sales” has the meaning set forth in Section 1.8 hereof.

“Approval Milestone” has the meaning set forth in Section 1.8 hereof.

“Approval Milestone Payment” has the meaning set forth in Section 1.8 hereof.

“Assigned Assets” has the meaning set forth in Section 1.9(b) hereof.

“Assigned Data” has the meaning set forth in Section 1.9(b) hereof.

“Assignee” has the meaning set forth in Section 1.9(a) hereof.

“Assignee Indemnitees” has the meaning set forth in Section 1.9(b) hereof.

“Assignor” has the meaning set forth in Section 1.9(a) hereof.

“Assignor Indemnitees” has the meaning set forth in Section 1.9(b) hereof.

“Assignment Election” has the meaning set forth in Section 1.9(a) hereof.

“Assignment Transaction” has the meaning set forth in Section 1.9(a) hereof.

“Assumed Liabilities” has the meaning set forth in Section 1.9(b) hereof.

“Audit” means any audit, assessment, or other examination relating to Taxes by any Tax Authority or any judicial or administrative proceedings relating to Taxes.

“Award Amount” has the meaning set forth in Section 9.6(d) hereof.

“Bankruptcy and Equity Exception” means (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

“Base Purchase Price” has the meaning set forth in Section 1.2 hereof.

“Benefit Plans” has the meaning set forth in Section 2.11(a) hereof.

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in the United States are authorized or required by law to close.

“Bylaws” means the Bylaws of the Company.

“Capital Stock” means the Common Stock and Preferred Stock of the Company.

“Certificates” means each certificate or certificates which immediately prior to the Closing represented Outstanding Common Stock or Outstanding Preferred Stock.

“Certificate of Incorporation” has the meaning set forth in Section 2.1(a) hereof.

“Charter Documents” has the meaning set forth in Section 2.1(a) hereof.

“Claimed Amount” has the meaning set forth in Section 9.6(a) hereof.

“Closing” has the meaning set forth in Section 1.4 hereof.

“Closing Consideration” has the meaning set forth in Section 1.2 hereof.

“Closing Date” has the meaning set forth in Section 1.4 hereof.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial Milestone” has the meaning set forth in Section 1.8 hereof.

“Commercial Milestone Payment” has the meaning set forth in Section 1.8 hereof.

“Commercial Milestone Period” has the meaning set forth in Section 1.8 hereof.

“Commercially Reasonable Efforts” has the meaning set forth in Section 1.8 hereof.

“Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company” has the meaning set forth in the preamble.

“Company Capital Stock” means Common Stock or preferred stock of the Company.

“Company Certificate” has the meaning set forth in Section 7.2(m).

“Company In-Development Products” has the meaning set forth in Section 2.14(a).

“Company Intellectual Property” has the meaning set forth in Section 2.14(a).

“Company Material Adverse Effect” means any result, occurrence, fact, change, event or effect (“Change”) that has, or could be expected to have, individually or in the aggregate, a material adverse effect on the business, capitalization, assets (whether tangible or intangible), Liabilities, results of operations, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or that could prevent or materially alter or materially delay the consummation of the Acquisition or any of the other transactions contemplated hereby; except to the extent that any such Change directly results from: (i) Changes in Law or generally accepted accounting principles or the interpretation or method of enforcement thereof; and (ii) changes in general economic or political conditions or the financing or capital markets in general in the United States or any country or region in the world, or changes in currency exchange rates; which, in the cases of each of the foregoing clauses (i) and (ii), does not have a materially disproportionate or unique impact on the Company.

“Company Pluripotent Stem Cell Technology” has the meaning set forth in Section 1.8 hereof.

“Company Products” has the meaning set forth in Section 2.14(a) hereof.

“Company Registered Intellectual Property” has the meaning set forth in Section 2.14(a) hereof.

“Company Stock Option” means options to purchase shares of Company Common Stock, whether vested or unvested.

“Company Technology” has the meaning set forth in Section 2.14(a) hereof.

“Company Warrants” means warrants to purchase Company Capital Stock, whether vested or unvested.

“Conflict” has the meaning set forth in Section 2.4(a) hereof.

“Consultant Proprietary Information Agreements” means has the meaning set forth in Section 2.14(k).

“Consulting Agreement” has the meaning set forth in the recitals hereto.

“Contested Amount” has the meaning set forth in Section 9.6(b) hereof.

“Contract” means any mortgage, indenture, lease, contract, covenant, plan, insurance policy or other agreement, instrument, arrangement, obligation, understanding or commitment, permit, concession, franchise or license, whether oral or written and including any amendment or modification made thereto.

“Contributor” means has the meaning set forth in Section 2.14(k).

“Damages” has the meaning set forth in Section 9.1 hereof.

“Definitive Agreements” has the meaning set forth in Section 1.9(b) hereof.

“Designated Matters” has the meaning set forth in Section 9.1 hereof.

“Development Milestone” has the meaning set forth in Section 1.8 hereof.

“Development Milestone Payments” has the meaning set forth in Section 1.8 hereof.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedule” has the meaning set forth in Article II.

“Dispute Period” has the meaning set forth in Section 9.6(b) hereof.

“Earn-Out Payment” has the meaning set forth in Section 1.8 hereof.

“Earn-Out Product” has the meaning set forth in Section 1.8 hereof.

“Earn-Out Statement” has the meaning set forth in Section 1.8 hereof.

“Employee Proprietary Information Agreement” means has the meaning set forth in Section 2.14(k).

“Environmental Laws” has the meaning set forth in Section 2.18(a) hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 2.11(a) hereof.

“Estimated Acquisition Expenses” has the meaning set forth in Section 1.5 hereof.

“Estimated Closing Date Schedule” has the meaning set forth in Section 1.5 hereof.

“Estimated Indebtedness” has the meaning set forth in Section 1.5 hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exclusive Negotiation Period” has the meaning set forth in Section 1.9(c) hereof.

“FCPA” has the meaning set forth in Section 2.20(a) hereof.

“FDA” has the meaning set forth in Section 2.15 hereof.

“FIRPTA Certificate” has the meaning set forth in Section 5.7 hereof.

“fraud” means common law fraud under Delaware law.

“Fundamental Reps” has the meaning set forth in Section 9.2 hereof.

“GAAP” means United States generally accepted accounting principles.

“Government Grants” has the meaning set forth in Section 2.14(m) hereof.

“Governmental Entity” means any United States federal, state or local or any foreign government, or political subdivision thereof, including, without limitation, the Securities and Exchange Commission, the Defense Security Service, or CFIUS, or any multinational organization or authority, or any other authority, agency, commission or entity entitled to exercise any executive, legislative, judicial, regulatory, administrative or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any mediator, arbitrator or arbitral body.

“Hazardous Materials” has the meaning set forth in Section 2.18(a) hereof.

“Holdback” has the meaning set forth in Section 1.3 hereof.

“Holdback Amount” has the meaning set forth in Section 1.3 hereof.

“Holdback Release Amount” has the meaning set forth in Section 9.6(e) hereof.

“Holdback Release Date” has the meaning set forth in Section 1.3 hereof.

“HSR Act” has the meaning set forth in Section 2.5 hereof.

“Identified Cell-lines” has the meaning set forth in Section 1.9(b) hereof.

“Identified Earn-Out Products” has the meaning set forth in Section 1.9(b) hereof.

“IND Milestone” has the meaning set forth in Section 1.8.

“IND Milestone Payment” has the meaning set forth in Section 1.8.

“Indebtedness” means (i) all indebtedness, whether or not contingent, for borrowed money or for the deferred purchase price of property or services (including but not limited to amounts referred to by the Company as equipment debt, AR debt, and “growth capital” debt and all Liabilities for reimbursement of patent expenses under the UW License); (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument; (iii) all obligations arising out of any financial hedging, swap or similar arrangements; (iv) all obligations as lessee that would be required to be capitalized in accordance with GAAP, (v) all obligations in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction, (vi) all Liabilities secured by any Lien on any property; and (vii) all guarantee obligations, in each case including the principal amount thereof, any accrued interest thereon and any prepayment or other premiums, or termination or other fees with respect thereto, and shall exclude trade payables and accruals incurred in the ordinary course of business .

“Indemnification Basket” has the meaning set forth in Section 9.3 hereof.

“Indemnification Pro Rata Percentage” means, with respect to each Seller, the aggregate amount previously paid or then due and payable to such Seller from the Closing Consideration, any amount released from the Holdback, and the Earn-Out Payments, divided by the total amounts paid or then due and payable to all Sellers from the Closing Consideration, any amount released from the Holdback, and the Earn-Out Payments at the time a Notice of Claim is delivered.

“Indemnified Parties” has the meaning set forth in Section 9.1.

“Infringement” or “Infringe” has the meaning set forth in Section 2.14(a).

“Intellectual Property” has the meaning set forth in Section 2.14(a) hereof.

“Intellectual Property Reps” has the meaning set forth in Section 9.2 hereof.

“Intellectual Property Rights” has the meaning set forth in Section 2.14(a) hereof.

“intentional or knowing misrepresentation” means the making of a representation or warranty in Article II or Article III of this Agreement (in each case as qualified and limited by applicable provisions of the Company Disclosure Schedule) with the actual knowledge at the time of making the representation or warranty that such representation or warranty was false or inaccurate.

“IRS” has the meaning set forth in Section 2.11(a) hereof.

“Key Consultant” has the meaning set forth in the recitals.

“Key Employee” has the meaning set forth in the recitals.

“Knowledge” with respect to the Company means the actual knowledge of the officers and directors of the Company and such information as would reasonably be expected to be known by any individual having the professional duties and responsibilities of such person after reasonable inquiry.

“Law” means any law, statute, rule, ordinance, regulation, judgment, order, injunction or decree of any United States federal, state, local or foreign government or agency thereof, including securities or “blue sky” laws.

“Liabilities” means with respect to any Person, all debts, liabilities, commitments, losses, deficiencies, duties, charges, damages, costs, fees, expenses and obligations of any kind (whether asserted or unasserted, known or unknown, absolute or contingent, accrued, due or to become due, secured or unsecured, liquidated, matured or otherwise), including, but not limited to, accounts payable, royalties payable, and other reserves, accrued bonuses, accrued vacation, employee expense obligations, deferred revenue and all other liabilities of such Person or any of its Subsidiaries, regardless of whether such liabilities are required to be reflected on a balance sheet in accordance with GAAP, including, with respect to the Company, Indebtedness, and Acquisition Expenses.

“Licensed Assets” has the meaning set forth in Section 1.9(b) hereof.

“Licensees” has the meaning set forth in Section 1.8 hereof.

“Lien” means any lien, pledge, charge, claim, mortgage, security interest, defect in title, preemptive right, vesting limitation, right of first offer or refusal, community or marital property interest, transfer restriction of any kind or other encumbrance of any sort.

“Manufacturing-Related Asset” has the meaning set forth in Section 1.9(b) hereof.

“Material Contract” has the meaning set forth in Section 2.13(b) hereof.

“Milestone” has the meaning set forth in Section 1.8 hereof.

“Moral Rights” has the meaning set forth in Section 2.14(a) hereof.

“Negotiation Election” has the meaning set forth in Section 1.9(a) hereof.

“Net Sales” has the meaning set forth in Section 1.8 hereof.

“Notice of Claim” has the meaning set forth in Section 9.6(a) hereof.

“Offer Letter” has the meaning in the recitals hereto.

“Offset Amount” has the meaning set forth in Section 8.6(f) hereof.

“Offset Notification” has the meaning set forth in Section 8.6(f) hereof.

“Outstanding Common Stock” means each share of Common Stock issued and outstanding immediately prior to the Closing.

“Patents” has the meaning set forth in Section 2.14(a) hereof.

“Permitted Liens” means any (a) mechanic’s, materialmen’s, landlord’s and similar Liens, (b) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings properly instituted and diligently pursued, and (d) Liens arising solely by action of Purchaser.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Phase II Clinical Trial” has the meaning set forth in Section 1.8 hereof.

“POC Milestone” has the meaning set forth in Section 1.8.

“POC Milestone Payment” has the meaning set forth in Section 1.8.

“Post-Closing Tax Period” means any taxable period (or portion thereof) that ends after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on the Closing Date or ending prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means Taxes imposed on or payable by the Company for any Pre-Closing Tax Period, including any such Taxes arising in any Straddle Period that are attributable to a Pre-Closing Tax Period in accordance with Section 6.3(b) (including any Tax withholding obligations of the Company with respect thereto); provided, however, that Pre-Closing Taxes shall not include any Taxes (a) resulting from an election under Section 336(e) or Section 338 of the Code with respect to the acquisition of the Company or any of its Subsidiaries, (b) resulting from any transactions of any Indemnified Party (including, following the Closing, the Company and its Subsidiaries) occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement), (c) resulting from any breach by Purchaser of Section 6.3, or (d) taken into account in the calculation of Closing Consideration; provided, further, that Pre-Closing Taxes shall be calculated in accordance with Section 6.3(d).

“Pro Rata Percentages” has the meaning set forth in Section 1.2 hereof.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Program Assets” has the meaning set forth in Section 1.9(c) hereof.

“Program License” has the meaning set forth in Section 1.9(c) hereof.

“Proprietary Rights Agreement” has the meaning set forth in the recitals hereto.

“Purchaser” has the meaning set forth in the preamble hereto.

“Purchaser Disclosure Schedule” has the meaning set forth in Article IV.

“Registered Intellectual Property” has the meaning set forth in Section 2.14(a) hereof.

“Regulatory Authority” has the meaning set forth in Section 2.15 hereof.

“Regulatory Filings” has the meaning set forth in Section 1.9(b) hereof.

“Representatives” means a Person’s managers, directors, officers, employees, agents or advisors, including investment bankers, attorneys and accountants.

“Required Consents” has the meaning set forth in Section 1.9(b) hereof.

“Response Notice” has the meaning set forth in Section 9.6(b) hereof.

“Restricted Party” has the meaning set forth in Section 2.9(b).

“Restricted Stock” means any stock subject to forfeiture, redemption and/or repurchase pursuant to a restricted stock or similar agreement or arrangement.

“Restrictive Covenants Agreement” has the meaning set forth in the recitals hereto.

“Retained Amount” has the meaning set forth in Section 9.6(e) hereof.

“Right of First Negotiation” has the meaning set forth in Section 1.9(c) hereof.

“Rockefeller License” has the meaning set forth in Section 6.6 hereof.

“Royalty Patents” has the meaning set forth in Section 1.9(b) hereof.

“Royalty Product” has the meaning set forth in Section 1.9(b) hereof.

“SEC” means the United States Securities and Exchange Commission.

“Secretary’s Certificate” has the meaning set forth in Section 7.2(n).

“Security” or “Securities” means any common stock, preferred stock, convertible notes, options, warrants, or any other securities convertible into, exercisable for, or subscriptions or rights to acquire, any such securities.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholder” means any holder of Securities of the Company.

“Sellers” has the meaning set forth in the preamble hereto.

“Sellers’ Representative” has the meaning set forth in the preamble hereto.

“Shares” has the meaning set forth in Section 1.1 hereof.

“Spreadsheet” has the meaning set forth in Section 1.5.

“Spreadsheet Certificate” has the meaning set forth in Section 1.5(b).

“Standard Form Agreements” has the meaning set forth in Section 2.14(f) hereof.

“Stipulated Amount” has the meaning set forth in Section 9.6(d) hereof.

“Stockholder” means a holder of the Company’s Outstanding Common Stock.

“Straddle Period” has the meaning set forth in Section 6.3(b) hereof.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

“Tax” or “Taxes” means (i) any and all net income, corporate, capital gains, inheritance, gift, alternative minimum, add-on minimum, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, estimated, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest and any penalty, addition to tax or additional amount imposed by any Tax Authority, (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group during any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any obligation to indemnify (or otherwise assume or succeed to the liability of) any other Person.

“Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the assessment, determination, collection, imposition or administration of any Taxes.

“Tax Returns” mean all federal, state, local, and foreign tax returns, declarations, statements, reports, schedules, forms, claims for refund, and information returns and any amendments thereto.

“Technology” has the meaning set forth in Section 2.14(a) hereof.

“Termination Decision” has the meaning set forth in Section 1.9(a) hereof.

“Then Remaining Holdback Amount” has the meaning set forth in Section 9.6(c) hereof.

“Trade Law” means all applicable Laws relating to the sale, marketing, promotion, export, re-export, and transfer of goods, software, and technology administered by an agency of the U.S. government, or by a non-U.S. government (except to the extent inconsistent with U.S. law) including: the Arms Export Control Act (22 U.S.C. § 2751 et seq.); the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.); the Export Administration Act of 1979, as amended (50 U.S.C. App. §§ 2401-2420); the Export Administration Regulations (15 C.F.R. § 730 et. seq.); the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706); the Foreign Trade Regulations (15 C.F.R. Part 30); regulations and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (31

C.F.R. Part 500 et seq.); Executive Orders of the President of the United States regarding restrictions on trade with designated countries and persons; the anti-boycott regulations administered by the U.S. Department of Commerce (15 C.F.R. Part 760); the anti-boycott provisions administered by the U.S. Department of the Treasury (26 U.S.C. § 999 and related Treasury Guidelines); the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78dd-1, et seq.) and applicable Laws governing imports and customs.

“Trademarks” has the meaning set forth in Section 2.14(a) hereof.

“Transfer” has the meaning set forth in Section 1.8 hereof.

“Transfer Taxes” has the meaning set forth in Section 1.7 hereof.

“Termination Decision Notice” has the meaning set forth in Section 1.9 hereof.

“Unresolved Claims” has the meaning set forth in Section 9.6(e) hereof.

“UW License” has the meaning set forth in Section 11.1 hereof.

“UW MTA” has the meaning set forth in Section 1.9(b)(i)(B) hereof.

“Valid Claim” has the meaning set forth in Section 1.9(b) hereof.

“Voting Debt” has the meaning set forth in Section 2.2(f) hereof.

Section 10.2 Interpretation.

(a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(c) The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d) The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(f) A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g) Only such documents and information as have been made available to Purchaser in the electronic data room of the Company to which Purchaser was provided access at least two (2) Business Days prior to the date hereof shall be considered to have been “made available” or “provided” to Purchaser for purposes of this Agreement. The Company shall deliver to Purchaser a complete copy on compact disk, DVD or other electronic media of all documents made available in such data room promptly following the date of this Agreement.

(h) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Release.

(a) To the fullest extent permitted by applicable Law, the Sellers’ Representative and each Seller (for purposes of this section, each a “Releasor”), upon the Closing, shall be deemed to have, and hereby does, full, unconditionally and irrevocably release and forever discharge the Company, Purchaser and their Affiliates, along with their predecessors, successors and assigns, as well as each of their respective directors, officers, managers, members, employees and shareholders (for purposes of this section, the “Released Persons”), from any and all claims, counterclaims, charges, complaints, liens, demands, suits, causes of action, obligations, damages, demands, losses and Liabilities, costs and expenses, of every kind and nature whatsoever, past, present or future, at law or in equity, both known and unknown, asserted or unasserted, contingent or otherwise (collectively, for purposes of this section, “Claims”), which the Releasor had, now has or may claim against the Released Persons, in each case arising out of, in connection with, or relating to any act, omission or event which occurred on or before the Closing Date, including, without limitation: (i) with respect to the Releasor’s status as a Securityholder of the Company, including any and all issuances by the Company of debt, equity and/or other Securities, the Releasor’s right to acquire any Securities of the Company, and any rights of acceleration of exercisability or vesting, whether or not contingent on the occurrence of any event on or after the Closing, in favor of any Security of the Company; (ii) any claims of breach of contract (express or implied), breach of fiduciary duty, misrepresentation, fraud, breach of covenant of good faith and fair dealing, wrongful termination, loss of future earnings, slander, infliction of emotional distress, disability, defamation, violation of federal, state or local labor, equal opportunity or employment discrimination Laws, violation of federal and state securities Laws and other violations of Law, whether in the United States or elsewhere and (iii) in the case of the University of Washington, any Claims arising out of, in connection with, or relating to (x) any omission or event which occurred on or before the Closing Date in connection with the Exclusive Start-Up License Agreement, dated as of October 9, 2018, between the Company and the University of Washington (the “UW License”), as amended to date, or (y) for any additional issuances of Securities pursuant to Section A.3.4 (Equity) or A.3.4.1 (Participation Rights) of Exhibit A to the UW License or any financial obligations, payments or fees pursuant to Section A.3.6 (Acquisition Fee) of Exhibit A to the UW License, all of which have been satisfied by the payment terms and provisions of this Agreement; provided, however, that the release set forth herein shall not include (and the term “Claims” does not include) (A) the Releasor’s right to receive the applicable portion of the Purchase Price pursuant to the terms of this Agreement; (B) the right to wages or consulting fees earned by the Releasor with respect to services rendered to the Company during the pay period immediately preceding the Closing but unpaid as of the Closing; (C) claims under the Age Discrimination in Employment Act or Older Workers’ Benefits Protection Act; (D) the Releasor’s rights or Claims available to it under this Agreement or any agreement entered into by the undersigned in connection with the closing of the transactions contemplated by this Agreement; (E) if (and only if) the undersigned is an officer or director of the Company, the undersigned’s rights (1) to continuing indemnification under the Charter Documents or any indemnification agreement between the Company and the undersigned, and (2) under any directors’ and officers’ liability insurance policy maintained by the Company; or (F) any other claims that may not be released under this release in accordance with applicable Law.

(b) The terms and provisions of Section 11.1(a) are specific terms of the Acquisition, and the approval and adoption of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby by the Sellers pursuant to the execution and delivery of this Agreement shall constitute approval by such Sellers, as specific terms of the Acquisition, and the irrevocable agreement of such Sellers to be bound by such terms and provisions.

Section 11.2 Fees and Expenses. Except as specifically provided in this Agreement, all fees, costs and expenses incurred or accelerated in connection with the process of selling the Company or otherwise relating to the negotiation, preparation, or execution of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby incurred by the Company or any of its Subsidiaries (including on behalf of the Sellers) at or prior to the Closing (including both paid and unpaid amounts, whether or not invoiced or payable as of the Closing), including (a) all fees, costs and expenses of legal counsel to the Company or its Subsidiaries or their respective boards of directors or managers or accounting, financial and other professional advisors in connection with the transactions contemplated by this Agreement, including all brokers’, finders’ or similar fees, (b) all liquidation or prepayment premiums on Indebtedness of the Company or other fees or expenses associated with obtaining the release and termination of any Liens and termination of any Benefit Plans, (c) any fees and expenses associated with obtaining necessary or appropriate consents or waivers of any Governmental Entity or third parties, (d) any bonus, change in control, severance or similar payment or benefit made or required to be made as a result of the transactions contemplated by this Agreement, together with the employer portion of any Tax attributable to such payments or benefits, and (e) any Transfer Taxes (collectively, the “Acquisition Expenses”), shall be finally invoiced prior to the Closing and included in Estimated Acquisition Expenses on the Estimated Closing Date Schedule. For purposes of the foregoing definition, any Acquisition Expenses unpaid as of the date of the Estimated Closing Date Schedule, to the extent not reflected thereon, or incurred thereafter, will nonetheless be deemed to be Acquisition Expenses. All fees, costs and expenses incurred by Purchaser or its Affiliates in connection with this Agreement and the consummation of the Acquisition or any of the other transactions contemplated hereby shall be paid by Purchaser or its Affiliates.

Section 11.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by or on behalf of (x) prior to Closing, Purchaser, the Company and the Sellers and (y) following the Closing, Purchaser and the Sellers’ Representative.

Section 11.4 Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. The waiver of any condition based on any representation, warranty, covenant or obligation will not affect the right to indemnification, payment for Damages, or other remedy related to such representation, warranty, covenant or obligation. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 11.5 Notices. All notices and other communications hereunder shall be in writing (and shall be deemed given upon receipt) if delivered personally, sent by facsimile transmission (receipt of which is confirmed) or by mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company, to

Cytocardia, Inc.

3628 W. Viewmont Way W.

Seattle, WA 98199

Attention: Charles Murry, M.D., Ph.D.

Email: cmurry@gmail.com

with a copy (which shall not constitute notice) to

Cooley LLP

1700 Seventh Ave, Suite 1900

Seattle, Washington 98101

Attention: Sonya Erickson

Fax: 360-452-8800

Email: serickson@cooley.com

and

(b)	if to Purchaser, to

Sana Biotechnology, Inc.

188 E. Blaine Street, Suite 400

Seattle, Washington 98102

Attention: General Counsel

Email: legal_notices@sana.com

with a copy (which shall not constitute notice) to

Woodside Counsel, PC

203 Redwood Shores Parkway, Suite 610

Redwood Shores, California 94065

Attention: Gregory Smith

Fax: 650-632-1691

Email: Gregory@woodsidecounsel.com

and

(c)	if to the Sellers’ Representative, to

Scott Thies

3628 W. Viewmont Way W.

Seattle, WA 98199

Email: rsthies@gmail.com

(d)	if to a Seller, to the address set forth on such Seller’s signature page hereto.

Section 11.6 Descriptive Headings. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 11.8 Entire Agreement; Assignment. This Agreement (including the Exhibits and Schedules attached hereto) together with the Ancillary Agreements (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, any provisions of such agreements which are inconsistent with the transactions contemplated by this Agreement being waived hereby; and (b) shall not be assigned by operation of law or otherwise except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any direct or indirect wholly or majority owned Subsidiary or Affiliate of Purchaser.

Section 11.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable principles of conflicts of law. Subject to Section 9.6(d), each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of a federal claim as to which federal courts have exclusive jurisdiction, the United States District Court for the District of Delaware) and to the appellate courts therefrom in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Subject to Section 9.6(d), each party agrees not to commence any legal proceedings related hereto except in such courts.

Section 11.10 Specific Performance. The Company agrees that if any of the covenants or agreements of the Company pursuant to this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that Purchaser shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 11.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or Persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 11.12 Waiver of Conflicts; Privilege Matters.

(a) Each party acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that from time to time on or prior to the Closing, the Company and the Sellers have been represented by Cooley LLP (the “Firm”). After the Closing, it is possible that the Firm will represent the Sellers and/or the Sellers’ Representative (individually and collectively, the “Seller Group”) solely in connection with the transactions contemplated by this Agreement, including, for the avoidance of doubt, with respect to any claim for indemnification, compensation or reimbursement against the Sellers. The Purchaser and the Company hereby agree that the Firm (or any successor) may represent all or a portion of the Seller Group in the future solely in connection with issues or obligations that may arise under this Agreement and any claims or litigation that may be made pursuant to this Agreement, including a dispute that arises after the Closing between Purchaser (and/or the Company) and the Sellers’ Representative, even though the interests of the Sellers’ Representative may be directly adverse to Purchaser or the Company, and even though the Firm may have represented the Company in a matter substantially related to such dispute or may be handling ongoing matters for the Company. Each party consents thereto, and waives any conflict of interest arising therefrom. Each party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in this connection.

(b) Following the Closing, the attorney-client privilege of the Company related to the Acquisition (the “Privileged Communications”) will be deemed to be the right of the Sellers (and the Sellers’ Representative), and not that of the Company, and may be waived only by the Sellers’ Representative. For the avoidance of doubt, neither Purchaser, nor after the Closing, the Company shall assert any Privileged Communications against the Sellers in connection with any claim for indemnification, compensation or reimbursement brought by Purchaser or any other Indemnified Party pursuant to Article IX, and, following the Closing, the Sellers’ Representative and the Sellers will be permitted to use Privileged Communications in connection with the defense of any claim by Purchaser or any other Indemnified Party

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SANA BIOTECHNOLOGY, INC.

By:	/s/ Steven Harr, M.D.
Name:	Steven Harr, M.D.
Title:	President and Chief Executive Officer

COMPANY: CYTOCARDIA, INC.

By:	/s/ Charles E. Murry
Name:	Charles E. Murry
Title:	President

SELLERS’ REPRESENTATIVE:

By:	/s/ R. Scott Thies
Name:	R. Scott Thies

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SELLERS:

/s/ W Robb MacLellan
W. Robb MacLellan

/s/ Charles E. Murray
Charles E. Murry

/s/ R. Scott Thies
R. Scott Thies

UNIVERSITY OF WASHINGTON

By:	/s/ Chris Malins
Name: Chris Malins
Title: Associate Vice President, Treasury